                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

             GENERAL FORM FOR REGISTRATION OF SECURITIES
         Pursuant to Section 12(b) or 12(g) of the Exchange Act of 1934


                               R&R RESOURCES, INC.
           ----------------------------------------------------------
           (Exact name of the registrant as specified in its charter)



         Nevada                                               86-0874841
         ------                                               ----------
(State of Organization)                                     (I.R.S. Employer
                                                          Identification Number)


                   3241 South First Street, Abilene, TX 79605
                   ------------------------------------------
                    (Address of principal executive offices)


                                 (915) 673-1521
              (Registrant's telephone number, including area code)


Securities to be registered pursuant to Section 12(b) of the act:


       Title of Each Class                     Name of Each Exchange on
       to be so Registered               Which Each Class is to be Registered
       -------------------               ------------------------------------

            None                                    None


Securities to be registered under Section 12 (g) of the act:


                         Common Stock, par value $0.001
                         ------------------------------
                                (Title of Class)

ITEM 1.    BUSINESS

        R&R Resources, Inc. (Electronic Bulletin Board: RRRI) is involved in oil and gas development drilling, primarily on leases in Concho and Pecos Counties, Texas. The Company plans to add to its current well inventory by joint venture and other associations. The Company may acquire other properties in order to expand its operations of owning and maintaining producing oil and natural gas wells. Currently, RRRI has Net Reserves
        (MCF) of natural gas at its properties valued at $2.00 MCFG of 32,847,424 with a Net Present Value at a 10% Discount (Un-Risked) of $20,704, 058 as evaluated by Nova Petroleum Resources Corp. of Dallas, a third-party certified petroleum geologist and registered professional engineering firm.

        The original name of R&R Resources, Inc. was Grayhawk Stained Glass, Inc., which was incorporated in Las Vegas, NV on June 10, 1997. The name was changed to R&R Resources, Inc. on November 12, 1997. Pilares Oil & Gas, Inc. received 3,185,230 (representing 44.89%) restricted shares of the Company's Common Stock in exchange for oil and gas properties on December 15, 1997 pursuant to a Stockholder's vote on November 21, 1997.

ITEM 2.    FINANCIAL INFORMATION

        2-a. The audit for R&R Resources, Inc. as of December 31, 1997 is contained in Exhibit "A".

        2-b. The Form "D" for the Predecessor Company - Greyhawk Stained Glass, Inc. - is contained in Exhibit "B".

        2-c. The original Prospectus for Grayhawk Stained Glass, Inc. is contained in Exhibit "C".

        2-d. The changes in Capital Position of Greyhawk Stained Glass, Inc. are contained on Page 6, Note 1 of its audited financial statement as of August 15, 1997 contained in Exhibit "D". The changes in Capital Position of R&R Resources, Inc. (which include the same for Greyhawk Stained Glass, Inc.) are contained on Page 6, Note 1 on its audited financial statement as of December 31, 1997 in Exhibit "A" and on Page 7, Note 2 of Exhibit "A".

ITEM 3.    PROPERTIES

        The oil and gas properties received from Pilares Oil & Gas, Inc. total 1,280 acres and were appraised in a Summary of Reserves and Valuation dated August 13, 1997 as contained in Exhibit "E". The appraiser - Nova Petroleum Resource Engineers - is a third-party evaluation company not related to any individual or entity in the transactions described herein.

        3-a. Summary from Note 2, Page 8 of Exhibit "A":

                Net                          Net Present Value      Net Present Value
                Oil         Net Gas          @ 0% Discount          @ 10% Discount
               (Bbls)      (MCF)             $ USD                  $ USD
               ------     -----------       -----------------      ------------------
Undeveloped     -0-       32,537,695        $52,050,130               $20,545,724
Developed       -0-          308,200        $   334,052               $   158,184
                                                                      -----------
                                                                      $20,703,908*
                                                                      -----------

        *Differs slightly from appraisal due to continuing production.

        3-b. Summary sheets from Nova Petroleum Resource Engineers' appraisal of the properties are contained in Exhibit "E".


ITEM 4.    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
           AND MANAGEMENT

        The following table sets forth information relating to the beneficial ownership of the Company's Common Stock by those persons and entities beneficially holding more than five percent (5%) of the Company's Capital Stock. The Company has 7,095,230 Common Shares outstanding as of the date of this filing.

        4-a    Security Ownership of Certain Beneficial Owners.

(1)                 (2)                         (3)                      (4)

Title of          Name/Address of               Amount/Nature of         Percent
Class             Beneficial Owner               Beneficial Owner (R)    of Class
-----             ----------------               --------------------    --------
Common            Pilares Oil & Gas, Inc.       3,185,320 (R)            44.89% (R)
                  So. First & Willis
                  Abilene, TX 79605

        4-b.   Security Ownership of Management.

(1)               (2)                        (3)                      (4)

Title of          Name/Address of             Amount/Nature of        Percent of
Class             Beneficial Owner            Beneficial Owner (R)    Class
-----             ----------------            --------------------    -----
Common            William D. Batts            10,000                   .14%
                  Norma G.E. Eltringham       10,000                   .14%
                  Thomas Phillip (Phil) Page  10,000                   .14%
                  Stephen Ewing               10,000                   .14%
                  Weldon E. Keel              10,000                   .14%
                  Wayne Smith                 10,000                   .14%
                  Billy Bob Williams          10,000                   .14%

        4-c.   Changes in Control.

               The Company has no arrangements which may result in a change in control of the Company.

ITEM 5    DIRECTORS AND EXECUTIVE OFFICERS

        5-a

        NAME                        AGE    POSITION                             TERM
        ----                        ---    --------                             ----
        William D. Batts            72     President/Director              June 10, 1998
        Norma G.E. Eltringham       62     Secretary/Treasurer/Director    June 10, 1998
        Thomas Phillip (Phil) Page  57     Director                        June 10, 1998
        Stephen Ewing               46     Director                        June 10, 1998
        Weldon E. Keel              76     Director                        June 10, 1998
        Wayne Smith                 75     Director                        June 10, 1998
        Billy Bob Williams          76     Director                        June 10, 1998

        5-b.     Business Experience.

               William D. Batts - He has held various positions with Petroleum Information, Inc., a large oil and gas data gathering firm in Texas since 1978, most recently as the Manager of the South Texas Region. From 1950 to 1978, Mr. Batts was farming in West Central Texas. He graduated from the University of Texas in 1950 with a Bachelor of Science degree in mechanical engineering.

               Norma Eltringham - Ms. Eltringham has been the owner of Ramsey Bookkeeping and Tax Service since 1976. She specializes in tax consulting and oil and gas accounting procedures. From 1963 to 1976 she performed similar services for individuals as a sole proprietor in Idaho, Maryland and Texas. From 1955 to 1960, she was a Full Chartered Accountant for Game and Jackson/Audit and Accounting in Knightsbridge, London, England. Ms. Eltringham received an Accounting Degree from Felt and Tarrant University, Norwich, England in 1954.

               Thomas Phillip (Phil) Page - Since 1990, Mr. Page has been an independent consultant and a geological engineer to companies drilling in North, North Central and West Texas. From 1971 to 1990, he worked in geological exploration, drilling, completion engineering and production supervision with H.J. Hughes Oil Service, Permain Corporation, Grimm Oil Company and Frontier Operating, Inc. He has worked on more than 285 wells in drilling, completion or re-entry. Mr. Page earned a Bachelor of Arts degree in mathematics/physics from the University of Texas in 1965 and a Bachelor of Science degree in geological engineering from Abilene Christian University in 1983.

               Stephen Ewing - He is President of his own construction firm, SERCO, which has operated in Texas since 1980. For more than 30 years, he has held management positions with such organizations as Amoco, U.S. Army Intelligence and various government entities in North Texas. Mr. Ewing graduated from Southern Illinois University in 1974 with a degree in Business.

               Weldon E. Keel - Mr. Keel has been a private investor in oil and gas, real estate and securities since 1982. From 1947 to 1982, he was the owner and operator of Keel Drugstores in Texas and an investor in various drilling and exploration programs in West Central Texas. He attended Rice University in Houston.

               Wayne Smith - Owner and operator of Anson Metal Products since 1989. The company serves West Central Texas with heating and air conditioning products. From 1951 to 1989, he was an independent rancher, real estate investor and private investor in oil and gas ventures. He also established Master Metal Corp. in Abilene during the time, the forerunner of Anson Metal Products. From 1941 to 1946, Mr. Smith flew with the Flying Tigers of the USAF in Burma, China and India.

               Billy Bob Williams - From 1994 to the present, Mr. Williams has been founder, Chairman and CEO of Stanford Mortgage Company in Dallas, Texas. For the five previous years, he was a consultant to Medical Asset Funding Corporation, which specialized in the acquisition and servicing of medical account receivables. From 1981 to 1983, he was the President of two mortgage companies in Dallas. From 1975 to 1981, Mr. Williams was a real estate developer. He received an Associate degree in Mortgage Banking from Southern Methodist University in 1972 and also attended Baylor University and the University of Texas.

ITEM 6.     EXECUTIVE COMPENSATION

        The President receives $60,000 per year and has no other benefits, stock options or warrants at this time. Salary is currently being accrued. Board members receive $250 per interim Board meeting, which are expected quarterly. They will receive $500 for annual meeting attendance and the Board meeting held at that time. There is no travel reimbursement plan for Board members.

ITEM 7.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        7-a. The agreement between R&R Resources, Inc. and Pilares Oil and Gas, Inc. is contained in Exhibit "F". Such Agreement also involved Paint Rock Energy, Inc., a wholly owned subsidiary of Pilares Oil and Gas, Inc. No entity nor individual associated with Pilares Oil and Gas, Inc. had any relationship with any individual or entity associated with R&R Resources, Inc. prior to November 21, 1997.

        7-b. The transaction between R&R Resources, Inc. and Pilares Oil and Gas, Inc. was authorized by a special meeting of the Board and Shareholders on November 21, 1997, the minutes of which are contained in Exhibit "G".

        7-c. The company has had no tranactions since inception (or proposed transactions) to which it was or is to be a party in which any of its Directors or Officers (or any of their nominees) or any Security Holder (or any member of the immediate family of any of these persons) had or is to have a direct or indirect material interest. Furthermore, the company has not provided (and does not intend to provide) any compensation or anything of value to any Promoters, either directly or indirectly.

ITEM 8.     LEGAL PROCEEDINGS

        There are no legal proceedings for any of the companies involved in the transactions leading up to the consolidation of R&R Resources. No actions have been taken which would tend to lead to any type of litigation in the future.

ITEM 9.     MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
              COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

        9-a. Historical stock quotes from inception are contained in Exhibit "H". Following are the quarterly quotation "highs" and "lows" on the Electronic Bulletin Board (RRRI):

        YEAR            QUARTER          HIGH           LOW
        ----            -------          ----           ---
        1997            Third            N.Q.           N.Q.
        1997            Fourth           $7.00          $5.00
        1998*           First            $8.50          $5.00

        *As of February 19, 1998.

        9-b. The Company has 565 Holders of its Common Stock as of February 20, 1998.

        9-c. The Company has paid no dividends on its Common Stock since inception. There are no plans to pay dividends in the foreseeable future. Payment of dividends is dependent on earnings and any future policies adopted by the Company's Board of Directors.

        9-d.   There are no related stockholder transfers or agreements.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

        The following represents all of the securities sold by the Company and its predecessor - Greyhawk Stained Glass, Inc. - since inception without registering the securities under the Securities Act of 1934 with all such securities being Common Stock.

R & R Resources, Inc.                        SHAREHOLDER LIST                      PAGE: 1
                                             AS OF 02/20/98                        FORM: 10A
                                                                                   DATE: 02/20/98
                                                                                   TIME: 15:39:14



REGISTRATION                                 ACCOUNT NO.      TAXPAYER ID     SERIES    SHARES
----------------------------------------     ------------     -----------     ------    ---------
BARBARA ABBOTT                               RRRI0482                         CO              100
3358 GREENACRES
ABILENE TX 79605


ERIC ABBOTT                                  RRRI0467                         CO              100
4909 HAVERWOOD LANE #204
DALLAS TX 75287


GEORGE G ABBOTT                              RRRI0495                         CO              100
1302 BUCHINGHAM PLACE
RICHARDSON TX 75081


JAMES B ABBOTT                               RRRI0496                         CO              100
132 A BRUIT HILL #402
NACOGDOCHES TX 75961


STEVEN DOUGLAS ABBOTT                        RRRI0493                         CO              100
2717 S 28TH ST
ABILENE TX 79605


WALTER L ABBOTT                              RRRI0485                         CO              100
2895 MARKET LANE
SOUTHLAKE TX 76092


WILLIAM ABBOTT                               RRRI0483                         CO              100
330 LITTLE RD
KENNEDALE TX 76060


JOE ABOWD                                    RRRI0419                         CO              100
1811 MEADOWCREEK
PEARLAND TX 77581


MARK ABOWD                                   RRRI0455                         CO              100
5738 BERRY CREEK
HOUSTON TX 77017


MATT ABOWD                                   RRRI0409                         CO              100
3006 NECHES RIVER
PEARLAND TX 77584


PHIL ABOWD                                   RRRI0466                         CO              100
1606 HARRISON
DEER PARK TX 77536


RON ADKINS                                   RRRI0209                         CO              100
222 S. W. HARRISON STREET #20-A
PORTLAND OR 97201

R & R Resources, Inc.                        SHAREHOLDER LIST                      PAGE: 2
                                             AS OF 02/20/98                        FORM: 10A
                                                                                   DATE: 02/20/98
                                                                                   TIME: 15:39:14



REGISTRATION                                 ACCOUNT NO.      TAXPAYER ID     SERIES    SHARES
----------------------------------------     ------------     -----------     ------    ---------
MICHAEL AIZEMAN                              RRRI0340                         CO              100
1813 E 24TH ST
BROOKLYN NY 11229


MICHELLE AIZEMAN                             RRRI0341                         CO              100
1813 E 24TH ST
BROOKLYN NY 11229


ALLIE AKERY                                  RRRI0244                         CO               50
10313 HAGEMAN
BAKERSFIELD CA 93312


JESSICA AKERY                                RRRI0257                         CO               50
10313 HAGEMAN
BAKERSFIELD CA 93312


RONNIE AKERY                                 RRRI0245                         CO               50
10313 HAGEMAN
BAKERSFIELD CA 93312


STACEY AKERY                                 RRRI0258                         CO               50
10313 HAGEMAN
BAKERSFIELD CA 93312


DON ALEXANDER                                RRRI0476                         CO              100
3636 BILGLADE
FORT WORTH TX 76133


MARY BETH ALEXANDER                          RRRI0488                         CO              100
2254 5TH AVE
FORT WORTH TX 76110


TONY ALEXANDER                               RRRI0532                         CO              100
5137 DURANGO
ABILENE TX 79605


J ALLEN                                      RRRI0294                         CO              100
8484 WILSHIRE BLVD #744
BEVERLY HILLS CA 90021


C D ANDERSON                                 RRRI0511                         CO              100
750 VICTORIA
ABILENE TX 79603


TOM ARMSTRONG                                RRRI0159                         CO               50
SOUTH 1ST AND WILLIS
ABILENE TX 79605

R & R Resources, Inc.                        SHAREHOLDER LIST                      PAGE: 3
                                             AS OF 02/20/98                        FORM: 10A
                                                                                   DATE: 02/20/98
                                                                                   TIME: 15:39:14



REGISTRATION                                 ACCOUNT NO.      TAXPAYER ID     SERIES    SHARES
----------------------------------------     ------------     -----------     ------    ---------
EDWARD L AUSTIN                              RRRI0506                         CO           10,000


LANA R BABB                                  RRRI0003                         CO          184,000
1501 RIGGINS ST
HENDERSON NV 89015


RICHARD BAKER                                RRRI0344                         CO              100


SHANNON BALDINO                              RRRI0001         614141586       CO          230,000
9072 QUARRYSTONE WAY
LAS VEGAS NV 89123


E L BALL                                     RRRI0536                         CO              100
3508 GREENVILLE AVE #9
DALLAS TX 75206


THERESA BARKER                               RRRI0345                         CO              100
8538 E SAN LUCAS DR
SCOTTSDALE AZ 85258


JOHN BARRETT                                 RRRI0212                         CO              100
390 CHAUTAUGUA BLVD.
PACIFIC PALISADES CA 90272


KATHLEEN BARRETT                             RRRI0302                         CO              100
390 CHAUTAUGUA BLVD
PACIFIC PALISADES CA 90272


VANESSA BARRETT                              RRRI0303                         CO              100
390 CHAUTAUGUA BLVD
PACIFIC PALISADES CA 90272


JOHN BARTOSE                                 RRRI0115                         CO               50
19161 FM 604 S
CLYDE TX 79510


WILLIAM DAVID BATTS                          RRRI0502                         CO           10,000


J C BAUER                                    RRRI0055                         CO              100
48395 SUMMERHILL
LAS VEGAS NV 89121


STEVE BEALL                                  RRRI0422                         CO              100
1125 KIRKWOOD
ABILENE TX 79603


PHIL BELL                                    RRRI0246                         CO              100
6927  C.R. 203
DURANGO CO 81301

R & R Resources, Inc.                        SHAREHOLDER LIST                      PAGE: 4
                                             AS OF 02/20/98                        FORM: 10A
                                                                                   DATE: 02/20/98
                                                                                   TIME: 15:39:14



REGISTRATION                                 ACCOUNT NO.      TAXPAYER ID     SERIES    SHARES
----------------------------------------     ------------     -----------     ------    ---------
LUCILLE BERKMEYER                            RRRI0346                         CO               50
14020 N 83RD PL
SCOTTSDALE AZ 85260


ROBERT BERNARDINO                            RRRI0347                         CO              100


BEVERLY BLANKENSHIP                          RRRI0548                         CO              100
9601 FORREST LANE #1312
DALLAS TX 75243


JACK BOLES                                   RRRI0431                         CO              100
1175 VINE
ABILENE TX 79602


PLYLLIS BOLES                                RRRI0442                         CO              100
S. 1ST AND WILLIS #6
ABILENE TX 79605


JUDY L BONHAM                                RRRI0492                         CO              100
10115 MOUNTAIN QUAIL
AUSTIN TX 78758


MICHAEL P BONHAM                             RRRI0480                         CO              100
8220 RESEARCH BLVD. APT 111-B
AUSTIN TX 78758


SUSAN BOOTH-LESKOVAC                         RRRI0097                         CO              100
170 SAINT GLORY RD
GREENVILLE ID 83612


RICHARD BORGER                               RRRI0091                         CO              100
P.O. BOX 640
COUNCIL ID 83612


BRYCE BOUCHER                                RRRI0348                         CO               50


JOAN BOUE                                    RRRI0035                         CO              100
1264 NEWBEDFORD LANE
RESTON VA 22094


SUE BOWLIN                                   RRRI0554                         CO              100
SOUTH FIRST & WILLIS
ABILENE TX 79605


CLINT BRACHER                                RRRI0151                         CO               50
410 GRANDVIEW
SAN ANTONIO TX 78209

R & R Resources, Inc.                        SHAREHOLDER LIST                      PAGE: 5
                                             AS OF 02/20/98                        FORM: 10A
                                                                                   DATE: 02/20/98
                                                                                   TIME: 15:39:14


REGISTRATION                                 ACCOUNT NO.      TAXPAYER ID     SERIES    SHARES
----------------------------------------     ------------     -----------     ------    ---------
LAURIE BRACHER                               RRRI0486                         CO              100
410 GRANDVIEW
SAN ANTONIO TX 78209


DAVID ALAN BRAY                              RRRI0232                         CO               50
22750 HAWTHORNE BLVD #230
TORRANCE CA 90505


GEOFFREY BRAY                                RRRI0230                         CO               50
22750 HAWTHORNE BLVD. #230
TORRANCE CA 90505


TYLER BRAY                                   RRRI0231                         CO               50
22750 HAWTHORNE BLVD. #230
TORRANCE CA 90505


NANETTE BRENNAN                              RRRI0015                         CO          118,000
2916 MELLON BREEZE STREET
LAS VEGAS NV 89117


EVIE BRENNER                                 RRRI0357                         CO               50
1515 E TROPICANA #660
LAS VEGAS NV 89119


GAIL BRIGHT                                  RRRI0399                         CO              100
1490 GLENDALE
ABILENE TX 79605


ADRIAN BRITTON                               RRRI0349                         CO              100
4104 PIEDMONT ST
FORT WORTH TX 76116


JANELL BRITTON                               RRRI0350                         CO              100
4104 PIEDMONT ST
FORT WORTH TX 76116


FRED BRYSON                                  RRRI0247                         CO               50
2906 JUNCTION STREET
DURANGO CA 81301


SUSAN BRYSON                                 RRRI0260                         CO               50
2906 JUNCTION STREET
DURANGO CO 81301


THOMAS L BRYSON                              RRRI0259                         CO               50
3351 NORD AVE
BAKERSFIELD CA 93312

R & R Resources, Inc.                        SHAREHOLDER LIST                      PAGE: 6
                                             AS OF 02/20/98                        FORM: 10A
                                                                                   DATE: 02/20/98
                                                                                   TIME: 15:39:14



REGISTRATION                                 ACCOUNT NO.      TAXPAYER ID     SERIES    SHARES
----------------------------------------     ------------     -----------     ------    ---------
JERALYN BUBBINS                              RRRI0307                         CO              100
2443 NO. NAOMI
BURBANK CA 91504


LARRY BUBENIK                                RRRI0436                         CO              100
308 LARGENT
BALLINGER TX 78621


JIM BURTON                                   RRRI0248                         CO               50
P.O. BOX 89
HERPERUS CO 81326


LINDA BURTON                                 RRRI0261                         CO               50
P.O. BOX 89
HESPERUS CO 81326


JEINA BYRON                                  RRRI0540                         CO              100
140 COLLEGE PARK DR
WEATHERFORD TX 76086


TOM CAMP                                     RRRI0140                         CO               50
3617 BUFFALO GAP RD
ABILENE TX 79605


LORRAINE CARTER                              RRRI0537                         CO              100
3533 DAISY CT
ABILENE TX 79606


ROBERT CASTRUITA                             RRRI0287                         CO              100
8432 STELLER DR
CULVER CITY CA 90232


EVELYN CASTRUITA                             RRRI0288                         CO              100
8432 STELLER DR
CULVER CITY CA 90232


CEDE & CO.                                   RRRI0027         132555119       CO           33,375
P.O. BOX 222
BOWLING GREEN STATION
NEW YORK NY 10274


JOSEPH CERBONE                               RRRI0207                         CO              100
444 WEST "C" STREET #444
SAN DIEGO CA 92101


ROBERT CHAPMAN                               RRRI0243                         CO              100
1111 TRITON DR #201
FOSTER CITY CA 94404

R & R Resources, Inc.                        SHAREHOLDER LIST                      PAGE: 7
                                             AS OF 02/20/98                        FORM: 10A
                                                                                   DATE: 02/20/98
                                                                                   TIME: 15:39:14



REGISTRATION                                 ACCOUNT NO.      TAXPAYER ID     SERIES    SHARES
----------------------------------------     ------------     -----------     ------    ---------
PATRICIA CIPOLLA                             RRRI0042                         CO               50
3539 BARREL BRONCO COURT
NORTH LAS VEGAS NV 89030


STEVE CLEVENGER                              RRRI0544                         CO              100
P.O. BOX 1416
ABILENE TX 79604


TIFFANEY LEE CLOSSON                         RRRI0127                         CO               50
8188 E BROWNING AVE
CLAREMORE OK 74017


VICKY CLOSSON                                RRRI0116                         CO               50
P.O.BOX 372
BUFFALO GAP TX 79508


CHRIS COFFMAN                                RRRI0559                         CO              100
1813 GUILDFORD
GARLAND TX 75044


BARBARA V COHEN                              RRRI0010                         CO          111,700
4341 NORTH STANTON
EL PASO TX 79902


GLENN COHEN                                  RRRI0249                         CO              100
11 WINDHAM LOOP #311
STATEN ISLAND NY 10314


JOAN H COLEMAN                               RRRI0444                         CO              100
4112 VILLAGE DRIVE
ROCKWELL TX 75087


CATHY COLLINS                                RRRI0108                         CO              100
1310 JEANETTE
ABILENE TX 79602


DAVID COLLINS                                RRRI0157                         CO               50
1174 ELM RD
ABILENE TX 79605


TIM CONLAN                                   RRRI0354                         CO               50
3790 S PARADISE #250
LAS VEGAS NV 89109


DARREN COOKUS                                RRRI0262                         CO              100
739 1/2 E 7TH AVE
DURANGO CO 81301

R & R Resources, Inc.                        SHAREHOLDER LIST                      PAGE: 8
                                             AS OF 02/20/98                        FORM: 10A
                                                                                   DATE: 02/20/98
                                                                                   TIME: 15:39:14



REGISTRATION                                 ACCOUNT NO.      TAXPAYER ID     SERIES    SHARES
----------------------------------------     ------------     -----------     ------    ---------
GLORIA F COPELAND                            RRRI0023                         CO          184,000
2308 SAN JOSE
LAS VEGAS NV 89104


BRYAN COUZENS                                RRRI0491                         CO              100
6732 WATERWAT CT
PLANO TX 75093


PENNI E CRESS                                RRRI0012                         CO          138,000
2001 EAST FLAMINGO
LAS VEGAS NV 89119


DALTON CROCKETT                              RRRI0426                         CO              100
BALLINGER TX 76821


WILLIAM CROSS                                RRRI0121                         CO               50
303 S. LANCASTER
GRANBURY TX 76048


ALAN CUTLER                                  RRRI0048                         CO              100
120 CLAYTON
LAS VEGAS NV 89110


DENISE CUTLER                                RRRI0051                         CO              100
120 CLAYTON
LAS VEGAS NV 89110


BECKY DANIELS                                RRRI0093                         CO               50
2112 JACKSON CREEK ROAD
COUNCIL ID 83612


TONY DAVIDSON                                RRRI0390                         CO              100
202 SOUTH WILLIS
ABILENE TX 79605


NICOLE DAVIDSON                              RRRI0440                         CO              100
202 S. WILLIS STE. D
ABILENE TX 79605


SUSAN DAVIDSON                               RRRI0478                         CO              100
8457 HWY 227 S
ABILENE TX 79606


MICHELLE DAVIDSON                            RRRI0489                         CO              100
2733 HWY 277 SOUTH
ABILENE TX 79606


Q.E. DAVIDSON                                RRRI0432                         CO              100
202 S WILLIS STE. C
ABILENE TX 79605

R & R Resources, Inc.                        SHAREHOLDER LIST                      PAGE: 9
                                             AS OF 02/20/98                        FORM: 10A
                                                                                   DATE: 02/20/98
                                                                                   TIME: 15:39:14



REGISTRATION                                 ACCOUNT NO.      TAXPAYER ID     SERIES    SHARES
----------------------------------------     ------------     -----------     ------    ---------
VIRGINIA DAVIS                               RRRI0355                         CO               50
5012 S ARVILLE #10
LAS VEGAS NV 89118


DEBBIE DECK                                  RRRI0181                         CO               50
1 PUERTO NUEVO
FOOTHILL RANCH CA 92610


GLEN DECK                                    RRRI0178                         CO               50
1 PUERTO NUEVO
FOOTHILL RANCH CA 92610


SHELBE DECK                                  RRRI0179                         CO               50
1 PUERTO NUEVO
FOOTHILL RANCH CA 92610


DR. STEVEN DENEGRIS                          RRRI0334                         CO              100
1655 KELAUKIA STREET
KOLOA HI 96756


DIANE DENEGRIS                               RRRI0335                         CO              100
1655 KELAUKIA ST
KOLOA HI 96756


CAROLINE DENEGRIS                            RRRI0336                         CO              100
1655 KELAUKIA ST
KOLOA HI 96756


VALERIE DENEGRIS                             RRRI0337                         CO              100
1655 KELAUKIA ST
KOLOA HI 96756


ROBERT J DENEGRIS                            RRRI0338                         CO              100
4 BUCKTHORN RD
NORWALK CT 06851


HILDA DENEGRIS                               RRRI0339                         CO              100
4 BUCKTHORN RD
NORWALK CT 06851


JOHN DENIGRIS                                RRRI0210                         CO              200
10 HIGHLAND MEWS
GLEN COVE NY 11542


GLORIA DENIGRIS                              RRRI0211                         CO              200
10 HIGHLAND MEWS
GLEN COVE NY 11542

R & R Resources, Inc.                        SHAREHOLDER LIST                      PAGE: 10
                                             AS OF 02/20/98                        FORM: 10A
                                                                                   DATE: 02/20/98
                                                                                   TIME: 15:39:14



REGISTRATION                                 ACCOUNT NO.      TAXPAYER ID     SERIES    SHARES
----------------------------------------     ------------     -----------     ------    ---------
FRANK DERENZO                                RRRI0356                         CO              100
1515 E TROPICANA #660
LAS VEGAS NV 89119


SANDY DOBRITCH                               RRRI0358                         CO              100


IRENE DODGE                                  RRRI0094                         CO               50
P.O. BOX 108
COUNCIL ID 83612


PAT DOUGHERTY                                RRRI0089                         CO               50
2312 ORCHARD ROAD
COUNCIL ID 83612


DENEE DOW                                    RRRI0050                         CO              100
910 SADDLEHORN DR
HENDERSON NV 89015


RICHARD DOW                                  RRRI0073                         CO              100
910 SADDLEHORN DR
HENDERSON NV 89015


WILLIAM DRISCOLL                             RRRI0463                         CO              100
2301 COLT RD #B
PLANO TX 75075


BOB DRISKELL                                 RRRI0425                         CO              100
105 NORTH 12TH
BALLINGER TX 76821


ADAM DUNN                                    RRRI0309                         CO               50
855 SEAGULL LANE #A-103
NEWPORT BEACH CA 92663


ANN DUNN                                     RRRI0529                         CO              100
252 S LEGETT
ABILENE TX 79605


BRIAN DUNN                                   RRRI0310                         CO               50
855 SEAGULL LANE #A-103
NEWPORT BEACH CA 92663


DANNY DUNN                                   RRRI0539                         CO              100
2810 IBERIS
ABILENE TX 79606


GREG DUNN                                    RRRI0530                         CO              100
920 TERRY TR
WEATHERFORD TX 76086

R & R Resources, Inc.                        SHAREHOLDER LIST                      PAGE: 11
                                             AS OF 02/20/98                        FORM: 10A
                                                                                   DATE: 02/20/98
                                                                                   TIME: 15:39:14



REGISTRATION                                 ACCOUNT NO.      TAXPAYER ID     SERIES    SHARES
----------------------------------------     ------------     -----------     ------    ---------
PAUL DUNN                                    RRRI0308                         CO               50
855 SEAGULL LANE #A-103
NEWPORT BEACH CA 92663


DEBORAH D EASTMAN                            RRRI0019                         CO          138,000
232 NORTH JONES
LAS VEGAS NV 89107


MIKE EATON                                   RRRI0384                         CO              100


TINA EDWARDS                                 RRRI0182                         CO               50
6110 BUFFALO GAP RD
ABILENE TX 79605


RODNEY EGBERT                                RRRI0542                         CO              100
1818 DAYTON
ABILENE TX 79605


KAYLA ELLIS                                  RRRI0420                         CO              100
4502 WATAUGA
DALLAS TX 75209


MEAGAN ELLIS                                 RRRI0421                         CO              100
4502 WATAUGA
DALLAS TX 75209


BRANDEN T ELTRINGHAM                         RRRI0393                         CO              100
8457 HWY 277 SOUTH
ABILENE TX 79606


WAYNE E ELTRINGHAM                           RRRI0395                         CO              100
6803 HWY 277 NORTH
ABILENE TX 79601


KATHY ELTRINGHAM                             RRRI0490                         CO              100
P.O. BOX 2817
ABILENE TX 79604


NORMA G E ELTRINGHAM                         RRRI0507                         CO           10,000


A C ELY                                      RRRI0451                         CO              100
669 MERCURY
GRANDBURY TX 76048


MIKE ERPENNBECK                              RRRI0104                         CO              100
1990 POST OAK BLVD.
HOUSTON TX 77056

R & R Resources, Inc.                        SHAREHOLDER LIST                      PAGE: 12
                                             AS OF 02/20/98                        FORM: 10A
                                                                                   DATE: 02/20/98
                                                                                   TIME: 15:39:14



REGISTRATION                                 ACCOUNT NO.      TAXPAYER ID     SERIES    SHARES
----------------------------------------     ------------     -----------     ------    ---------
MARGARET ERPENBECK                           RRRI0106                         CO              100
25211 SPRING RIDGE DRIVE
SPRING TX 77386


JOHN ERPENBECK                               RRRI0165                         CO               50
1990 POST OAK BLVD
HOUSTON TX 77058


DAVID ERPENBECK                              RRRI0166                         CO               50
1990 POST OAK BLVD
HOUSTON TX 77058


TOM ERPENBECK                                RRRI0167                         CO               50
1990 POST OAK BLVD
HOUSTON TX 77058


BOOKER T EVANS                               RRRI0359                         CO               50


STEVEN G EWING                               RRRI0504                         CO           10,000


JAMIE K FAGG                                 RRRI0011                         CO          184,000
1377 LORILYNN AVE #2
LAS VEGAS NV 89119


THOMAS R FAGG                                RRRI0076                         CO              100
1377 LORILYN AVE
#2
LAS VEGAS NV 89119


GLENDA K FARMER                              RRRI0557                         CO              100
1202 PALM ST
ABILENE TX 79602


KEN FEIL                                     RRRI0087                         CO              100
P.O. BOX 516
COUNCIL ID 83612


CHRISTOPHER I FELLS                          RRRI0118                         CO               50
2809 ORANGE STREET
ABILENE TX 79601


MATTHEW L FELLS                              RRRI0130                         CO               50
1525 S 9TH STREET
ABILENE TX 79605


MERLE FERGUSON                               RRRI0361                         CO              100

R & R Resources, Inc.                        SHAREHOLDER LIST                      PAGE: 13
                                             AS OF 02/20/98                        FORM: 10A
                                                                                   DATE: 02/20/98
                                                                                   TIME: 15:39:14



REGISTRATION                                 ACCOUNT NO.      TAXPAYER ID     SERIES    SHARES
----------------------------------------     ------------     -----------     ------    ---------
KAREN FERGUSON                               RRRI0362                         CO              100


BEN FERNANDEZ                                RRRI0360                         CO               50
2413 S EASTERN #232
LAS VEGAS NV 89104


JOHN FIKE                                    RRRI0241                         CO              100
P.O. BOX 719111
SAN DIEGO CA 92171


THERESA FINELLI                              RRRI0021                         CO          138,000
2142 BLEDOE LANE
LAS VEGAS NV 89115


DEBORAH FORGIE                               RRRI0458                         CO              100
802 9TH ST
BALLINGER TX 76821


CAMERON FORGY                                RRRI0185                         CO               50
802 9TH STREET
BALLINGER TX 76821


MARK FORSYTH                                 RRRI0192                         CO               50
765 E N 11TH ST
ABILENE TX 79601


HOWARD FOX                                   RRRI0549                         CO              100
5897 FM709
CORSICANA TX 75110


MIKE FRANCIS                                 RRRI0250                         CO              100
2951 E 5TH AVE
DURANGO CO 91301


STEVE FREER                                  RRRI0213                         CO              100
1740 STANFORD STREET
SANTA MONICA CA 90404


FRENCH FAMILY TRUST                          RRRI0566                         CO              600
P.O. BOX 2116
PAHRUMP NV 89041


LINDA FRICK                                  RRRI0133                         CO               50
2026 SANTOS
ABILENE TX 79605


JEROME A FRIED                               RRRI0320                         CO              100
18653 VENTURA BLVD. #344
TARZANA CA 91356

R & R Resources, Inc.                        SHAREHOLDER LIST                      PAGE: 14
                                             AS OF 02/20/98                        FORM: 10A
                                                                                   DATE: 02/20/98
                                                                                   TIME: 15:39:14



REGISTRATION                                 ACCOUNT NO.      TAXPAYER ID     SERIES    SHARES
----------------------------------------     ------------     -----------     ------    ---------
ROBERT J FRIED                               RRRI0321                         CO              100
18653 VENTURA BLVD. #344
TARZANA CA 91356


STEVE FRIED                                  RRRI0214                         CO              100
18653 VENTURE BLVD. #344
TARZANA CA 91356


PEARL GAETA                                  RRRI0016                         CO          100,375
293 SALEM STREET
MEDFORD MA 02155


CRAIG GARDNER                                RRRI0080                         CO              100
12050 PLUM BROOK DRIVE
HOUSTON TX 77099


RAE GIRARD GARDNER                           RRRI0017                         CO          138,975
P.O. BOX 551D
COUNCIL ID 83612


RON GARDNER                                  RRRI0079                         CO              100
805 LOCH LOMOND
ARLINGTON TX 76012


SCOTT GARDNER                                RRRI0081                         CO              100
1306 LONGLAC RD
VIRGINIA BEACH VA 23464


JIMMY GASSIOT                                RRRI0437                         CO              100
1300 S SANTA ANA
COLEMAN TX 76834


CURT GAY                                     RRRI0443                         CO              100
13402-A SADDLEBROOK TR.
AUSTIN TX 78729


LISA GAY                                     RRRI0441                         CO              100
4033 BLUEBONNET
TUSCOLA TX 79562


PATTIE GIBSON                                RRRI0126                         CO               50
P.O. BOX 142
TUSCOLA TX 79562


STEVE GIBSON                                 RRRI0148                         CO               50
P.O. BOX 142
TUSCOLA TX 79562

R & R Resources, Inc.                        SHAREHOLDER LIST                      PAGE: 15
                                             AS OF 02/20/98                        FORM: 10A
                                                                                   DATE: 02/20/98
                                                                                   TIME: 15:39:14



REGISTRATION                                 ACCOUNT NO.      TAXPAYER ID     SERIES    SHARES
----------------------------------------     ------------     -----------     ------    ---------
NETTA GIRARD                                 RRRI0569                         CO              100
3153 BEL AIR DR
LAS VEGAS NV 89109


RAYMOND M GIRARD                             RRRI0568                         CO              100
3153 BEL AIR DR
LAS VEGAS NV 89109


CHRISTINE MARIE GLASGOW                      RRRI0494                         CO              100
6465 US HWY 297 S
ANSON TX 79601


CHARLIE GLYNN                                RRRI0517                         CO              100
14 HAWTHORNE ST
WEYMOUTH MA 02188


JOHN GLYNN                                   RRRI0525                         CO              100
6 GAGE ST
WORCHESTER MA 01605


PHILLIP GLYNN                                RRRI0526                         CO              100
107 E. ELM AVE
QUINCY MA 02170


HOWARD GOODWIN                               RRRI0363                         CO              100
120 WILDHIRE WAY
LAS VEGAS NV 89107


CODY GOOTEE                                  RRRI0156                         CO               50
13936 CR 238
CLYDE TX 79510


CAROL GRAVLEY                                RRRI0152                         CO               50
508 WINTER WOOD DR
GRAPEVINE TX 76051


PAUL GRAVLEY                                 RRRI0107                         CO              100
508 WINTER ROAD DRIVE
GRAPEVINE TX 76051


LINDA GRAY                                   RRRI0101                         CO              100
1125 KIRKWOOD
ABILENE TX 79603


SAMMY GRAY                                   RRRI0195                         CO               50
1434 WOODWARD ST
ABILENE TX 79605

R & R Resources, Inc.                        SHAREHOLDER LIST                      PAGE: 16
                                             AS OF 02/20/98                        FORM: 10A
                                                                                   DATE: 02/20/98
                                                                                   TIME: 15:39:14



REGISTRATION                                 ACCOUNT NO.      TAXPAYER ID     SERIES    SHARES
----------------------------------------     ------------     -----------     ------    ---------
VANITA GRAY                                  RRRI0193                         CO               50
1434 WOODWARD ST
ABILENE TX 79605


E. WAYNE GREEN                               RRRI0475                         CO              100
3310 PEBBLEBROOK DR
TYLER TX 75707


KENNETH L GRIFFIN                            RRRI0123                         CO               50
BOX 72
TYE TX 79563


MONTY D GRIFFIN                              RRRI0134                         CO               50
1710 S 32ND STREET
ABILENE TX 79602


JOSEF GUERBACH                               RRRI0117                         CO               50
10200 E 119TH STREET
MAWVANE CA 87110


ANN GUERBACH                                 RRRI0174                         CO               50
10200 EAST 119TH STREET
MAWVANE KS 67110


MICHAEL GUERBACH                             RRRI0183                         CO               50
10200 EAST 119TH STREET
MAWVANE KS 67110


MARY SUSAN GUERBACH                          RRRI0184                         CO               50
10200 EAST 119TH STREET
MAWVANE KS 67110


JEANETRTE GUERIN                             RRRI0044                         CO               50
19536 CELEBRATION
LAS VEGAS NV 89123


TOM GUTHERIE                                 RRRI0351                         CO              100
2770 S MARYLAND PKWY #212
LAS VEGAS NV 89109


LARRY HAAS                                   RRRI0364                         CO              100
2830 QUEENS COURTYARD
LAS VEGAS NV 89109


LINDA HAAS                                   RRRI0380                         CO               50
2830 QUEENS COURTYARD
LAS VEGA NV 89109

R & R Resources, Inc.                        SHAREHOLDER LIST                      PAGE: 17
                                             AS OF 02/20/98                        FORM: 10A
                                                                                   DATE: 02/20/98
                                                                                   TIME: 15:39:15



REGISTRATION                                 ACCOUNT NO.      TAXPAYER ID     SERIES    SHARES
----------------------------------------     ------------     -----------     ------    ---------
DICK HAGOPIAN                                RRRI0433                         CO              100
555 W 28TH STE 101
NORTH VANCOUVER, B.C, CANADA


LINDA HAIGH                                  RRRI0222                         CO               50
350 DESERT MEADOW COURT
RENO NV 89502


WAYNE HAIGH                                  RRRI0223                         CO               50
350 DESERT MEADOW COURT
RENO NV 89502


CALVIN HALLMARK                              RRRI0416                         CO              100
RURAL RT
BALLINGER TX 76821


CALVIN HALTOM                                RRRI0404                         CO              100
510 CR 505
ABILENE TX 79601


RALPH R HAMILTON                             RRRI0119                         CO               50
310 W CENTRAL AVE #202
WICHITA KS 69202


ANN HAMILTON                                 RRRI0131                         CO               50
310 W CENTRAL AVE #202
WICHITA KS 69202


THOMAS HANSCOMB                              RRRI0228                         CO              100
9 ARBORGIEN
IRVINE CA 92604


CHRISTOPHER HARRELL                          RRRI0263                         CO               50
P.O. BOX 922
DURANGO CO 81302


MIKE HARRELL                                 RRRI0251                         CO               50
P.O. BOX 922
DURANGO CA 81302


PARKER HARRELL                               RRRI0264                         CO               50
P.O. BOX 922
DURANGO CO 91302


AMANDA HARRIS                                RRRI0535                         CO              100
7612 HIGHMONT
DALLAS TX 75230

R & R Resources, Inc.                        SHAREHOLDER LIST                      PAGE: 18
                                             AS OF 02/20/98                        FORM: 10A
                                                                                   DATE: 02/20/98
                                                                                   TIME: 15:39:15



REGISTRATION                                 ACCOUNT NO.      TAXPAYER ID     SERIES    SHARES
----------------------------------------     ------------     -----------     ------    ---------
NANCY HARRIS                                 RRRI0319                         CO               50
18653 VENTURA BLVD. #344
TARZANA CA 91356


SHANNON S HARVEY                             RRRI0534                         CO              100
3883 TURTLE CREEK #318
DALLAS TX 75219


ROCKY HASHIMOTO                              RRRI0365                         CO              100


DAN HENSLEY                                  RRRI0120                         CO               50
1443 S NORFOLK AVE
TULSA OK 74120


GARY HERRING                                 RRRI0447                         CO              100
2703 4TH ST #6
BROWNWOOD TX 76801


WAYNE HERRMANN                               RRRI0415                         CO              100
C/O BALLINGER COUNTRY CLUB
BALLINGER TX 76821


HOLLY HEWITT                                 RRRI0033                         CO              100
7290 CLEARWATER CIRCLE
LAS VEGAS NV 89117


ALEXANDER HEWITT                             RRRI0034                         CO              100
7290 CLEARWATER CIRCLE
LAS VEGAS NV 89117


DIANA C HEWITT                               RRRI0008                         CO          119,950
530 DELVERN LANE
LAS VEGAS NV 89109


JOSEPH B HEWITT, IV                          RRRI0032                         CO              100
10217 ASTI PLACE
LAS VEGAS NV 89134


ALLISON HILL                                 RRRI0518                         CO              100
425 MILLER
ABILENE TX 79605


MICHAEL S HINKLE                             RRRI0388                         CO              100
941 MULBERRY
ABILENE TX 79601


TIM HONS                                     RRRI0088                         CO               50
3060 FRUITVALE-GLENDALE ROAD
FRUITVALE ID 83620

R & R Resources, Inc.                        SHAREHOLDER LIST                      PAGE: 19
                                             AS OF 02/20/98                        FORM: 10A
                                                                                   DATE: 02/20/98
                                                                                   TIME: 15:39:15



REGISTRATION                                 ACCOUNT NO.      TAXPAYER ID     SERIES    SHARES
----------------------------------------     ------------     -----------     ------    ---------
JUDITH M HOWERTON                            RRRI0060                         CO              100
3001 CABANA #F185
LAS VEGAS NV 89122


SHAWN P HOWERTON                             RRRI0074                         CO              100
3001 CABANA #F185
LAS VEGAS NV 89122


LEEZA HOYT                                   RRRI0229                         CO              100
22750 HAWTHORNE BLVD. #230
TORRANCE CA 90505


BRYAN HUGHES                                 RRRI0103                         CO              100
2531 SAWTELLE BLVD. STE 113
LOS ANGELES CA 90064


KIRA CELESTE HUGHES                          RRRI0142                         CO               50
7213 ALVERSTONE AVE
LOS ANGELES CA 90045


PAM HUGHES                                   RRRI0110                         CO              100
1000 SOUTHCLACK #403
ABILENE TX 79602


TAMIRA LYN HUGHES                            RRRI0153                         CO               50
7213 ALVERSTONE AVE
LOS ANGELES CA 90045


TREW MORGAN HUGHES                           RRRI0154                         CO               50
7213 ALVERSTONE AVE
LOS ANGELES CA 90045


CRYSTAL HYDE                                 RRRI0132                         CO               50
7005 EAGLE BLUFF CT
GRANBURY TX 76049


LYNDA CATHLYN IGO                            RRRI0533                         CO              100
P.O. BOX 775
HAWLEY TX 79525


DALE INESS                                   RRRI0366                         CO               50
2568 VIKING ROAD
LAS VEGAS NV 89121


WANITA INESS                                 RRRI0367                         CO               50
2568N VIKING ROAD
LAS VEGAS NV 89121

R & R Resources, Inc.                        SHAREHOLDER LIST                      PAGE: 20
                                             AS OF 02/20/98                        FORM: 10A
                                                                                   DATE: 02/20/98
                                                                                   TIME: 15:39:15



REGISTRATION                                 ACCOUNT NO.      TAXPAYER ID     SERIES    SHARES
----------------------------------------     ------------     -----------     ------    ---------
KATHLEEN ISAKSEN                             RRRI0291                         CO              100
2295 WESTWOOD BLVD
LOS ANGELES CA 90064


KARI ISAKSEN                                 RRRI0293                         CO              100
2295 WESTWOOD BLVD
LOS ANGELES CA 90064


MOLLY ISAKSEN                                RRRI0292                         CO              100
2295 WESTWOOD BLVD
LOS ANGELES CA 90064


JOHN ISAKSON                                 RRRI0215                         CO              100
2295 WESTWOOD BLVD.
LOS ANGELES CA 90064


HARVEY JACKSON                               RRRI0522                         CO              100
P.O. BOX 721
ABILENE TX 79604


PAT A JACKSON                                RRRI0513                         CO              100
333 HAWTHORNE
ABILENE TX 79605


HERB JACOBI                                  RRRI0352                         CO               50
8 W 38TH ST 9TH FLOOR
NEW YORK NY 10018


MARIE JACOBI                                 RRRI0353                         CO               50
8W 38TH ST  9TH FLOOR
NEW YORK NY 10018


LORING JACOBS                                RRRI0368                         CO               50
2870 MARYLAND PKWY #300
LAS VEGAS NV 89109


MODABER JACOBS                               RRRI0369                         CO               50
2870 MARYLAND PKWY #300
LAS VEGAS NV 89109


KORT D JENSEN                                RRRI0066                         CO              100
1145 BAYTREE DR
GILROY CA 95020


BRUCE JOHN                                   RRRI0397                         CO              100
4055 GATWICK CT #1007
FORT WORTH TX 76155

R & R Resources, Inc.                        SHAREHOLDER LIST                      PAGE: 21
                                             AS OF 02/20/98                        FORM: 10A
                                                                                   DATE: 02/20/98
                                                                                   TIME: 15:39:15



REGISTRATION                                 ACCOUNT NO.      TAXPAYER ID     SERIES    SHARES
----------------------------------------     ------------     -----------     ------    ---------
ANN JOHNSON                                  RRRI0324                         CO              100
4249 RUTGERS AVE
LONG BEACH CA 90808


VICKY JOHNSON                                RRRI0520                         CO              100
3333 ELM ST #200
DALLAS TX 75226


EARL JOHNSON                                 RRRI0323                         CO              100
4249 RUTGERS AVE
LONG BEACH CA 90808


LOUIS JOHNSON                                RRRI0561                         CO               50
404 E BROADWAY
BALLINGER TX 76821


MILDRED JOHNSON                              RRRI0408                         CO              100
2545 OVER
ABILENE TX 79605


STEVE JOHNSON                                RRRI0509                         CO              100
3878 OAK LAWN AVE #100B-258
DALLAS TX 75219


STAN KADOTA                                  RRRI0413                         CO              100
3067 COURTNEY DR
SANTA MARIA CA 93455


JOHN KEEL                                    RRRI0102                         CO              100
1735 CHEROKEE DRIVE
LEBANON TN 37087


PEGGY KEEL                                   RRRI0190                         CO               50
1733 CHEROKEE DRIVE
LEBANON TN 37087


TODD KEEL                                    RRRI0191                         CO               50
1733 CHEROKEE DRIVE
LEBANON TN 37087


WELDON E KEEL                                RRRI0503                         CO           10,000


MODINE KEYS                                  RRRI0553                         CO              100
1410 CEDAR ST
ABILENE TX 79601


JERRY KING                                   RRRI0403                         CO              100
15207 FLAMINGO DR NORTH
AUSTIN TX 78734

R & R Resources, Inc.                        SHAREHOLDER LIST                      PAGE: 22
                                             AS OF 02/20/98                        FORM: 10A
                                                                                   DATE: 02/20/98
                                                                                   TIME: 15:39:15



REGISTRATION                                 ACCOUNT NO.      TAXPAYER ID     SERIES    SHARES
----------------------------------------     ------------     -----------     ------    ---------
LEROY KING                                   RRRI0392                         CO              100
2157 IVANHOE
ABILENE TX 79605


NICOLE KINZER                                RRRI0237                         CO              100
1708 ROYAL SAINT GEORGE
THOUSAND OAKS CA 91362


PARIS KINZER                                 RRRI0238                         CO              100
1708 ROYAL SAINT GEORGE DR
THOUSAND OAKS CA 91362


BOB KIRBY                                    RRRI0149                         CO               50
3403 FRANFORD APT #1
LUBBOCK TX 79407


OHIS KIRBY                                   RRRI0136                         CO               50
3557 OVER ST
ABILENE TX 79605


RYAN E KLEMM                                 RRRI0265                         CO              100
P.O. BOX 33
DURANGO CO 81302


WENDY K KLEMM                                RRRI0252                         CO              100
P.O. BOX 33
DURANGO CA 91302


KARINA KOPATICH                              RRRI0043                         CO               50
9108 JESSY LANE
TUSCON AZ 85742


BARBARA L KRAAYENBRINK                       RRRI0253                         CO              100
1077 OAK DRIVE, DW11
DURANGO CA 81302


DAVID KRUEST                                 RRRI0370                         CO              100
3545 CAMINO DEL REY STE. A
SAN DIEGO CA


ROBERT S LAIRD                               RRRI0405                         CO              100
P.O. BOX 263
TUSCOLA TX 79562


WANDA LAIRD                                  RRRI0401                         CO              100
542 7TH STREET
TUSCOLA TX 79562

R & R Resources, Inc.                        SHAREHOLDER LIST                      PAGE: 23
                                             AS OF 02/20/98                        FORM: 10A
                                                                                   DATE: 02/20/98
                                                                                   TIME: 15:39:15



REGISTRATION                                 ACCOUNT NO.      TAXPAYER ID     SERIES    SHARES
----------------------------------------     ------------     -----------     ------    ---------
NANCY LAKEY                                  RRRI0098                         CO               50
P.O. BOX 456
COUNCIL ID 83612


BOB LANDRETH                                 RRRI0105                         CO              100
4706 N MIDKIFF STE 10
MIDLAND TX 79705


KIM LANDRETH                                 RRRI0186                         CO               50
4706 N MEDKIFF #10
MIDLAND TX 79705


KATHLEEN LANDRETH                            RRRI0187                         CO               50
4706 N MEDKIFF #10
MIDLAND TX 79705


COURTNEY LANDRETH                            RRRI0188                         CO               50
4706 N MEDKIFF #10
MIDLAND TX 79705


ELIZABETH LANDRETH                           RRRI0189                         CO               50
4706 N MEDKIFF #10
MIDLAND TX 79705


ROBERT LANGLEY                               RRRI0306                         CO              100
2443 NO NAOMI
BURBANK CA 90272


DICK LARISON                                 RRRI0372                         CO              100
129 MOOSE LN
LAS VEGAS NV 89128


SANDY LARISON                                RRRI0371                         CO              100
129 MOOSE LANE
LAS VEGAS NV 89128


NELSON LASSITER                              RRRI0373                         CO               50
2255 #B RENAISSANCE DR
LAS VEGAS NV 89119


KAREN LASSITER                               RRRI0374                         CO               50
2255 #B RENAISSANCE DR
LAS VEGAS NV 89119


HEIDI LATHAM                                 RRRI0266                         CO              100
71 JULIAN WAY
WESTMINSTER CO 80030

R & R Resources, Inc.                        SHAREHOLDER LIST                      PAGE: 24
                                             AS OF 02/20/98                        FORM: 10A
                                                                                   DATE: 02/20/98
                                                                                   TIME: 15:39:15



REGISTRATION                                 ACCOUNT NO.      TAXPAYER ID     SERIES    SHARES
----------------------------------------     ------------     -----------     ------    ---------
DAN LAUGHTER                                 RRRI0418                         CO              100
1174 AMARILLO
ABILENE TX 79602


BONNIE LEE                                   RRRI0014                         CO          138,000
7809 SAND HARBOR COURT
LAS VEGAS NV 89128


MARINA LEE                                   RRRI0018                         CO          178,500
313 SKYWAY
EL PASO TX 79912


SUSAN M LEE JTWROS                           RRRI0255                         CO              100
110-11 QUEENS BLVD #29F
FOREST HILLS NY 11375


WILLIAM L LEE  JTWROS                        RRRI0254                         CO              100
110-11 QUEENS BLVD. #29F
FOREST HILLS NY 11375


BARRY LEGG                                   RRRI0469                         CO              100
BOX 4
LOWAKE TX 76875


CANDIES LEGG                                 RRRI0500                         CO               50
BOX 4
LOWAKE TX 76875


P.J. LEGG                                    RRRI0394                         CO              100
635 E PARK AVE
BALLINGER TX 76821


P J LEGG SR                                  RRRI0570                         CO              100


NADINE R LEONE                               RRRI0564                         CO              500
6504 RUBY RED
LAS VEGAS NV 89108


GEOFFREY LEVENS                              RRRI0267                         CO              100
3935 C.R. 250
DURANGO CO 81301


NANCY LEWIS                                  RRRI0046                         CO               50
1629 CHESTNUT STREET
HENDERSON NV 89015


JOEL LIEBSFELD                               RRRI0453                         CO              100
1977 N.E. 119TH RD
NORTH MIAMI FL 33181

R & R Resources, Inc.                        SHAREHOLDER LIST                      PAGE: 25
                                             AS OF 02/20/98                        FORM: 10A
                                                                                   DATE: 02/20/98
                                                                                   TIME: 15:39:15



REGISTRATION                                 ACCOUNT NO.      TAXPAYER ID     SERIES    SHARES
----------------------------------------     ------------     -----------     ------    ---------
DIANE L LINDELL                              RRRI0402                         CO              200
3707 100TH ST
LUBBOCK TX 79423


KATHY LINT                                   RRRI0462                         CO              100
3706 EDEMONT
MIDLAND TX 79707


LOUIS LINT                                   RRRI0472                         CO              100
415 W. WALL ST
MIDLAND TX 79701


CHRISTOPHER LITTON                           RRRI0206                         CO              100
1004 NO. LA JOLLA
LOS ANGELES CA 90046


KRISTI LITTON                                RRRI0205                         CO              100
1004 NO. LA JOLLA
LOS ANGELES CA 90046


GINGER LOPEZ                                 RRRI0296                         CO              100
1528 COVERFIELD BLVD. #B
SANTA MONICA CA 90404


LUCILLE LOPEZ                                RRRI0069                         CO              100
P.O. BOX 61315
LAS VEGAS NV 89160


RANDALL D LORENCE                            RRRI0072                         CO              100
5581 FORSYTHE
LAS VEGAS NV 89121


WHITNEY LUND                                 RRRI0375                         CO              100
4505 S WASATCH #205
SALT LAKE CITY UT 84124


ROBERT MAC DONALD                            RRRI0240                         CO              100
140 S CHAPARRAL COURT #110
ANAHEIM HILLS CA 92808


DENA MAKOWSKY                                RRRI0004                         CO           68,000
5900 WEST TROPICANA #117
LAS VEGAS NV 89103


LINDA MALINSKI                               RRRI0268                         CO              100
P.O. BOX 475
MONCOS CO 81328

R & R Resources, Inc.                        SHAREHOLDER LIST                      PAGE: 26
                                             AS OF 02/20/98                        FORM: 10A
                                                                                   DATE: 02/20/98
                                                                                   TIME: 15:39:15



REGISTRATION                                 ACCOUNT NO.      TAXPAYER ID     SERIES    SHARES
----------------------------------------     ------------     -----------     ------    ---------
SCOTT MALINSKY                               RRRI0256                         CO              100
P.O. BOX 475
MANCOS CO 81328


BILL MANN                                    RRRI0342                         CO              100
3125 S NELLIS
LAS VEGAS NV 89121


NANCY L MANNING                              RRRI0270                         CO              100
9616 BEAN AVE
BAKERSFIELD CA 93312


PAUL W MANNING                               RRRI0271                         CO              100
9616 BEAN AVE
BAKERSFIELD CA 93312


KEVIN S MANNING                              RRRI0269                         CO              100
8616 BEAN AVE
BAKERSFIELD CA 93312


CONSTANCE MARTIN                             RRRI0272                         CO              100
10515 FORBES AVE
GRANADA HILLS CA 91344


ELYSIA MARTIN                                RRRI0227                         CO               50
140 SOUTH LAKE AVE. #249
PASADENA CA 91101


KATHY MARTIN                                 RRRI0225                         CO               50
140 SOUTH LAKE AVE. #249
PASADENA CA 91101


MARGIE MARTIN                                RRRI0273                         CO               50
23444 NICHOLAS AVE
AKRON OH 44305


ROBERT B MARTIN JR                           RRRI0224                         CO               50
140 SOUTH LAKE AVE. #249
PASADENA CA 91101


ROBERT B MARTIN IV                           RRRI0226                         CO              100
140 SOUTH LAKE AVE. #249
PASADENA CA 91101


SHAWN MARTIN                                 RRRI0274                         CO               50
10515 FORBES AVE
GRANADA HILLS CA 91344

R & R Resources, Inc.                        SHAREHOLDER LIST                      PAGE: 27
                                             AS OF 02/20/98                        FORM: 10A
                                                                                   DATE: 02/20/98
                                                                                   TIME: 15:39:15



REGISTRATION                                 ACCOUNT NO.      TAXPAYER ID     SERIES    SHARES
----------------------------------------     ------------     -----------     ------    ---------
DICK MASHERILLA                              RRRI0376                         CO              100
14011 N 83RD AVE
SCOTTSDALE AZ 85260


ALICE MASHERILLA                             RRRI0377                         CO              100
14011 N 83RD AVE
SCOTTSDALE AZ 85260


RANDY MAXWELL                                RRRI0180                         CO               50
1010 LARNED LANE
POTOSI TX 79602


LARRY MAYES                                  RRRI0487                         CO              100
1201 HICKORY VALLEY CT
ARLINGTON TX 76006


B H MAYNARD IV                               RRRI0545                         CO              100
2403 93RD ST
LUBBOCK TX 79423


RICK MAY                                     RRRI0029                         CO           20,475
18025 POLVERA WAY
RANCHO BERNARDO CA 92128


GREG MCANDREWS                               RRRI0047                         CO           27,700
4143 VIA MARINA #320-8
MARINA DEL REY CA 90292


GEOFFREY A MCANDREWS                         RRRI0200                         CO              100
4143 VIA MARINA #320-8
MARINA DEL REY CA 90292


GREGORY A MCANDREWS                          RRRI0202                         CO              100
4143 VIA MARINE #320-8
MARINA DEL REY CA 90292


BERNARD MCANDREWS                            RRRI0220                         CO              100
7345 BRACKENWOOD DR
INDIANAPOLIS IN 46260


HERBERT MCCABE                               RRRI0054                         CO              100
4664 E PATTERSON
LAS VEGAS NV 89104


SUSIE JO MCCABE                              RRRI0024                         CO          138,000
4664 EAST PATTERSON AVE
LAS VEGAS NV 89104


R & R Resources, Inc.                        SHAREHOLDER LIST                      PAGE: 28
                                             AS OF 02/20/98                        FORM: 10A
                                                                                   DATE: 02/20/98
                                                                                   TIME: 15:39:15



REGISTRATION                                 ACCOUNT NO.      TAXPAYER ID     SERIES    SHARES
----------------------------------------     ------------     -----------     ------    ---------
LUKE MCCARTHY                                RRRI0239                         CO              100
350 W COLORADO BLVD. #210
PASADENA CA 91105


CODY MCCARTNEY                               RRRI0146                         CO               50
BOX 571
MILES TX 76861


CASEY MCCARTNEY                              RRRI0147                         CO               50
BOX 571
MILES TX 76861


CHELSIE MCCARTNEY                            RRRI0158                         CO               50
BOX 571
MILES TX 76861


JENNIFER MCCARTNEY                           RRRI0439                         CO              200
P.O. BOX 571
MILES TX 76861


JEFF MCMILLEN                                RRRI0171                         CO               50
1733 CHEROKEE DRIVE
LEBANON TN 37087


SUSAN MCCOMAS                                RRRI0013                         CO          161,000
6705 CASTLEMONT AVE
LAS VEGAS NV 89115


CHRISTIE MCFARLAND                           RRRI0510                         CO              100
8547 SAN FERNANDO WAY
DALLAS TX 75218


GENE MCFARLAND                               RRRI0512                         CO              100
8616 GREENSPRINT
DALLAS, TX 75238


CLAIRE MCFARLAND                             RRRI0560                         CO               50
8547 SAN FERNANDO WAY
DALLAS TX 75218


AUDREY MCGINNES                              RRRI0546                         CO              100
1958 FANNIN
ABILENE TX 79603


JOHN MCGRATH                                 RRRI0343                         CO              100


MARJORIE MCINTYRE                            RRRI0386                         CO              100
4322 GLENAIRE DR
DALLAS TX 75229


R & R Resources, Inc.                        SHAREHOLDER LIST                      PAGE: 29
                                             AS OF 02/20/98                        FORM: 10A
                                                                                   DATE: 02/20/98
                                                                                   TIME: 15:39:15



REGISTRATION                                 ACCOUNT NO.      TAXPAYER ID     SERIES    SHARES
----------------------------------------     ------------     -----------     ------    ---------
JOY MCINTYRE                                 RRRI0473                         CO              100
2301 COLT RD STE. B
PLANO TX 75075


LAURA MCMILLEN                               RRRI0172                         CO               50
1733 CHEROKEE DRIVE
LEBANON TN 37087


MITRA S MCNALLY                              RRRI0322                         CO              100
18653 VENTURA BLVD. #344
TARZANA CA 91356


JACK MCQUEEN                                 RRRI0449                         CO              100
3426 S 11TH ST
ABILENE TX 79605


KATHLEEN MECI                                RRRI0041                         CO              100
2413 COURTLAND AVE
HENDERSON NV 89014


DONALD METCALFE                              RRRI0538                         CO              100
P.O. BOX 447
CLIFTON TX 76634


BILLY JACK MIDDLETON                         RRRI0414                         CO              100
P.O. BOX 672
BALLINGER TX 76821


LAUREL L MILLER                              RRRI0461                         CO              100
1900 COLUMBIA
RICHARDSON TX 75081


MICHAEL MILLER                               RRRI0460                         CO              100
3905 NORTHFIELD
MIDLAND TX 79707


MARY M MILSTEAD                              RRRI0484                         CO              100
4025 STRATFORD
ABILENE TX 79605


LESLIE MITCHELL                              RRRI0396                         CO              100
251 MAIN
ABILENE TX 79605


SHAWNA L MITCHELL                            RRRI0407                         CO              100
3226 PRIMROSE DR
ABILENE TX 79606

R & R Resources, Inc.                        SHAREHOLDER LIST                      PAGE: 30
                                             AS OF 02/20/98                        FORM: 10A
                                                                                   DATE: 02/20/98
                                                                                   TIME: 15:39:15



REGISTRATION                                 ACCOUNT NO.      TAXPAYER ID     SERIES    SHARES
----------------------------------------     ------------     -----------     ------    ---------
ICY MAE MITCHELL                             RRRI0498                         CO               50
3226 PRIMROSE DR
ABILENE TX 79606


KELSEY LEE MITCHELL                          RRRI0499                         CO               50
3226 PRIMROSE DR
ABILENE YX 79606


STEVE MODRALL                                RRRI0531                         CO              100
2826 REX ALLEN
ABILENE TX 79606


SHEILA MODRALL                               RRRI0541                         CO              100
P.O. BOX 1691
ABILENE TX 79604


KATHRYN MOHONEY                              RRRI0543                         CO              100
1901 AVE G
ANSON TX 79501


THEODORE R MOORE                             RRRI0470                         CO              100
3 JENNIFER CIRCLE
ABILENE TX 79606


TRAVIS MORGAN                                RRRI0208                         CO              100
444 WEST "C" STREET #444
SAN DIEGO CA 92101


WILLIAM MORNEAU                              RRRI0410                         CO              100
7109 FT COLLINS ST
CORPUS CHRISTI TX 78413


KATHY MOSES                                  RRRI0516                         CO              100
1455 BUCKINGHAM SQ
RICHARDSON TX 75081


RACHEL MOSES                                 RRRI0411                         CO              100
3802 STAR TREK LANE
GARLAND TX 75040


SEAN D MOSES                                 RRRI0524                         CO              100
13100 PANDORA DR #108
DALLAS TX 75238


FRANCES MOTES                                RRRI0519                         CO              100
1602 WOODWARD ST
ABILENE TX 79605

R & R Resources, Inc.                        SHAREHOLDER LIST                      PAGE: 31
                                             AS OF 02/20/98                        FORM: 10A
                                                                                   DATE: 02/20/98
                                                                                   TIME: 15:39:15



REGISTRATION                                 ACCOUNT NO.      TAXPAYER ID     SERIES    SHARES
----------------------------------------     ------------     -----------     ------    ---------
MARILYN MUCCIOLO                             RRRI0329                         CO               50
ONE CROSS LANE
GLEN HEAD NY 11545


JAMES MUCCIOLO                               RRRI0330                         CO               50
ONE CROSS LANE
GLEN HEAD NY 11545


CHRISTINA MUCCIOLO                           RRRI0331                         CO               50
ONE CROSS LANE
GLEN HEAD NY 11545


DANIELLE MUCCIOLO                            RRRI0332                         CO               50
ONE CROSS LANE
GLEN HEAD NY 11545


STEPHEN MUCCIOLO                             RRRI0333                         CO               50
ONE CROSS LANE
GLEN HEAD NY 11545


GERRY MURPHY                                 RRRI0275                         CO              100
5652 CAMPO WALK
LONG BEACH CA 90803


MICHAEL MURPHY                               RRRI0276                         CO              100
5652 CAMPO WALK
LONG BEACH CA 90803


LESLEY MYERS                                 RRRI0515                         CO              100
1901 AVE G
ABILENE TX 79606


JACK NEAL                                    RRRI0400                         CO              100
5290 SHERBROOKE LANE
ABILENE TX 79605


VIVIAN R NEHLS                               RRRI0007                         CO          135,200
3125 SOUTH NELLIS BLVD.
LAS VEGAS NV 89121


STEVE NELSON                                 RRRI0099                         CO               50
P.O. BOX 234
COUNCIL ID 83612


MARTHA J NICKEY                              RRRI0006                         CO          161,000
256 ENADIA STREET
HENDERSON NV 89104

R & R Resources, Inc.                        SHAREHOLDER LIST                      PAGE: 32
                                             AS OF 02/20/98                        FORM: 10A
                                                                                   DATE: 02/20/98
                                                                                   TIME: 15:39:15



REGISTRATION                                 ACCOUNT NO.      TAXPAYER ID     SERIES    SHARES
----------------------------------------     ------------     -----------     ------    ---------
MARILYN NIEBERGALL                           RRRI0217                         CO              100
7819 MYSTIC BAY DRIVE
INDIANAPOLIS IN 46240


LESLIE A NIX                                 RRRI0067                         CO              100
3160 E DESERT INN #197
LAS VEGAS NV 89121


GARY NOBIL                                   RRRI0381                         CO               50
1700 E DESERT INN #113
LAS VEGAS NV 89109


SANDY NOBIL                                  RRRI0382                         CO               50
1700 E DESERT INN #113
LAS VEGAS NV 89109


DIANE ODELL                                  RRRI0233                         CO              100
16811 ELGAR AVE
TORRANCE CA 90504


LYNN ODELL                                   RRRI0234                         CO              100
16811 ELGAR AVE
TORRANCE CA 90504


ERIC OLSON                                   RRRI0528                         CO              100
49 JUSTINE RD
PLYMOUTH MA 02360


PATRICIA OLSON                               RRRI0508                         CO              100
27 HILLCREST RD
EAST WEYMOUTH MA 02189


PAULINE OLSON                                RRRI0521                         CO              100
P.O. BOX 153
COHASSETT MA 02025


DOMINIC ORSATTI                              RRRI0242                         CO              100
2755 E DESERT INN RD #200
LAS VEGAS NV 89121


CUTTER PACK                                  RRRI0177                         CO               50
1721 FM 89
ABILENE TX 79606


PHIL PAGE                                    RRRI0423                         CO              100
4701 DON JUAN
ABILENE TX 79605

R & R Resources, Inc.                        SHAREHOLDER LIST                      PAGE: 33
                                             AS OF 02/20/98                        FORM: 10A
                                                                                   DATE: 02/20/98
                                                                                   TIME: 15:39:15



REGISTRATION                                 ACCOUNT NO.      TAXPAYER ID     SERIES    SHARES
----------------------------------------     ------------     -----------     ------    ---------
ALAN PAINTER                                 RRRI0474                         CO              100
8306 WILSHIRE BLVD. STE. 764
BEVERLY HILLS CA 90211


GARY PANTON                                  RRRI0289                         CO              100
C/O 8432 STELLER DR
CULVER CITY CA 90232


SUSAN PANTON                                 RRRI0290                         CO              100
C/O 8432 STELLER DR
CULVER CITY CA 90232


GENE L PARNELL                               RRRI0124                         CO               50
8300 LIPAN HWY
LIPAN TX 76462


KIRBY PARNELL                                RRRI0125                         CO               50
8300 LIPAN HWY
LIPAN TX 76462


MITCHELL PARNELL                             RRRI0138                         CO               50
8300 LIPAN HWY
LIPAN TX 76462


MIKE PARODIS                                 RRRI0085                         CO               50
P.O. BOX 348
COUNCIL ID 83612


BILL PATTERSON                               RRRI0417                         CO              100
2660 CREEKSIDE CT
LEWISVILLE TX 76067


ALICE M PAYNE                                RRRI0036                         CO               50
1908 NEW JERSEY AVE
HADDON HEIGHTS NJ 08035


MICHAEL A PAYNE                              RRRI0037                         CO               50
1908 NEW JERSEY AVE
HADDON HEIGHTS NJ 08035


MARGARITA PESTINO                            RRRI0070                         CO              100
PALM #138
LAS VEGAS NV 89104


PILARES OIL & GAS, INC.                      RRRI0030                         CO        3,185,230


BRANSON ORAN PONDER                          RRRI0155                         CO               50
1010 LARNED LANE
POTOSI TX 79602

R & R Resources, Inc.                        SHAREHOLDER LIST                      PAGE: 34
                                             AS OF 02/20/98                        FORM: 10A
                                                                                   DATE: 02/20/98
                                                                                   TIME: 15:39:15



REGISTRATION                                 ACCOUNT NO.      TAXPAYER ID     SERIES    SHARES
----------------------------------------     ------------     -----------     ------    ---------
PEARCE AVERY PONDER                          RRRI0144                         CO               50
1010 LARNED LANE
POTOSI TX 79602


RUSSELL PONDER                               RRRI0143                         CO               50
1010 LARNED LANE
POTOSI TX 79602


ANDY QUINN                                   RRRI0150                         CO               50
1109 SYCAMORE
FT. COLLINS CA 80521


BRYANT QUINN                                 RRRI0497                         CO              100
508 WINTER WOOD DR
GRAPEVINE TX 76051


JANICE L QUINN                               RRRI0565                         CO              500
8417 SEA GLENN DR
LAS VEGAS NV 89128


SONYA QUINN                                  RRRI0389                         CO              100
2433 WINDSOR RD
ABILENE TX 79605


ARIANNA RALLIS                               RRRI0316                         CO               50
428 HARBORVIEW DR #114
BAINBRIDGE ISLAND CA 98110


BASIL RALLIS                                 RRRI0216                         CO              100
911 WESTERN AVE #510
SEATTLE WA 98104


JOHN RALLIS                                  RRRI0317                         CO               50
428 HARBORVIEW DR #114
BAINBRIDGE ISLAND CA 98110


PETER RALLIS                                 RRRI0315                         CO               50
428 HARBORVIEW DR #114
BAINBRIDGE ISLAND CA 98110


RALLIE RALLIS                                RRRI0318                         CO               50
428 HARBORVIEW DR #114
BAINBRIDGE ISLAND CA 98110


DAVID REES                                   RRRI0235                         CO              100
1708 ROYAL SAINT GEORGE DR
THOUSAND OAKS CA 91362

R & R Resources, Inc.                        SHAREHOLDER LIST                      PAGE: 35
                                             AS OF 02/20/98                        FORM: 10A
                                                                                   DATE: 02/20/98
                                                                                   TIME: 15:39:15



REGISTRATION                                 ACCOUNT NO.      TAXPAYER ID     SERIES    SHARES
----------------------------------------     ------------     -----------     ------    ---------
DEBRA REES                                   RRRI0236                         CO              100
1708 ROYAL SAINT GEORGE DR
THOUSAND OAK CA 91362


ROBYN A REFKIN                               RRRI0020                         CO          161,000
161 ENLOE
HENDERSON NV 89014


G. FRED REIFF                                RRRI0456                         CO              100
P.O. BOX 1217
ABILENE TX 79604


PAM K REIFF                                  RRRI0457                         CO              100
305 DOVE CREEK RD
CLEBURNE TX 76031


ROBERT E REIFF                               RRRI0468                         CO              100
102 LINDEN DR
PALESTINE TX 75801


KEVIN L REMS                                 RRRI0563                         CO              665
797 W RAITREE CT
LOUISVILLE CO


MICHAEL RHODES                               RRRI0277                         CO              100
1075 C.R.J.
DOVE CREEK CO 81324


KIEREN RICE                                  RRRI0304                         CO              100
2443 NO. NAOMI
BURBANK CA 91504


RICHARD RICE                                 RRRI0305                         CO              100
2443 NO NAOMI
BURBANK CA 91504


DAVID RITTERSBACHER                          RRRI0086                         CO              100
2388 HWY 95
COUNCIL ID 83612


ANGEL RIVERA                                 RRRI0295                         CO              100
1528 COVERFIELD BLVD. #B
SANTA MONICA CA 90404


SHELLY RIVERA                                RRRI0297                         CO              100
1528 COVERFIELD BLVD. #B
SANTA MONICA CA 90404

R & R Resources, Inc.                        SHAREHOLDER LIST                      PAGE: 36
                                             AS OF 02/20/98                        FORM: 10A
                                                                                   DATE: 02/20/98
                                                                                   TIME: 15:39:15



REGISTRATION                                 ACCOUNT NO.      TAXPAYER ID     SERIES    SHARES
----------------------------------------     ------------     -----------     ------    ---------
TERESA ROBINSON                              RRRI0025                         CO          161,000
4210 EAST DESERT INN
LAS VEGAS NV 89121


DANIEL J ROBINSON                            RRRI0049                         CO              100
4210 E DESERT INN RD
LAS VEGAS NV 89121


WENDY ROBINSON                               RRRI0077                         CO              100
1385 S MOAPA VALLEY
OVERTON NV 89040


CATHERINE N ROCHEFORT                        RRRI0471                         CO              100
1813 GUILDFORD
GARLAND TX 75044


JOYCE ROCKER                                 RRRI0038                         CO               50
1915 ALPINE
COLORADO SPRINGS CO 80909


KEITH ROLLINS                                RRRI0061                         CO              100
3530 CANYON DR
NORTH LAS VEGAS NV 89030


BLANCA ROMERO                                RRRI0300                         CO               50
12620 WASHINGTON BLVD
LOS ANGELES CA 90066


GILBERT ROMERO                               RRRI0301                         CO               50
12620 WASHINGTON BLVD
LOS ANGELES CA 90066


ROBERT ROMERO                                RRRI0299                         CO               50
12620 WASHINGTON BLVD
LOS ANGELES CA 90066


JACK RUBELT                                  RRRI0084                         CO               50
2280 OLD HORNET ROAD
COUNCIL ID 83612


BARBARA RUSSO                                RRRI0379                         CO              100
2428 SABADO STREET
LAS VEGAS NV 89121


SAM RUSSO                                    RRRI0378                         CO              100
2428 SABADO ST
LAS VEGAS NV 89121

R & R Resources, Inc.                        SHAREHOLDER LIST                      PAGE: 37
                                             AS OF 02/20/98                        FORM: 10A
                                                                                   DATE: 02/20/98
                                                                                   TIME: 15:39:15



REGISTRATION                                 ACCOUNT NO.      TAXPAYER ID     SERIES    SHARES
----------------------------------------     ------------     -----------     ------    ---------
RICHARD SAAB                                 RRRI0168                         CO               50
9158 HWY 277 SOUTH
ABILENE TX 79606


BETTY L SALAS                                RRRI0176                         CO               50
1325 KIRKWOOD
ABILENE TX 79603


CATHY SALAS                                  RRRI0109                         CO              100
926 GRAHAM STREET
ABILENE TX 79603


LESLIE R SALAS                               RRRI0169                         CO               50
5302 CONGRESS
ABILENE TX 37087


MARK A SALAS, JR                             RRRI0175                         CO               50
831 AVENUE E
ANSON TX 79501


CHARLES SANSOM                               RRRI0435                         CO              100
S 1ST AND WILLIS
ABILENE TX 79605


ALLISON SARGENT                              RRRI0398                         CO              100
1109 S PIONEER DR
ABILENE TX 79605


DON SATTERTHWAITE                            RRRI0100                         CO              100
10200 E. 119TH
MULVANE KS 67110


MARK E SATTERTHWAITE                         RRRI0128                         CO               50
159 DONOVAN CT
LONGMONT CO 80501


JACOB SATTERTHWAITE                          RRRI0129                         CO               50
159 DONOVAN CT
LONGMONT CO 80501


LOIS SATTERTHWAITE                           RRRI0194                         CO               50
RT 3 BOX 26
UDALL KS 67146


FRED SATTERTHWAITE                           RRRI0196                         CO               50
RT 3 BOX 26
UDALL KS 67146

R & R Resources, Inc.                        SHAREHOLDER LIST                      PAGE: 38
                                             AS OF 02/20/98                        FORM: 10A
                                                                                   DATE: 02/20/98
                                                                                   TIME: 15:39:15



REGISTRATION                                 ACCOUNT NO.      TAXPAYER ID     SERIES    SHARES
----------------------------------------     ------------     -----------     ------    ---------
ELLA SATTERTHWAITE                           RRRI0197                         CO               50
159 DONOVAN CT
LONGMONT CO 80501


JANELLE SATTERTHWAITE                        RRRI0198                         CO               50
159 DONOVAN CT
LONGMONT CO 80501


JEAN D SCHMOLZE                              RRRI0039                         CO               50
1250 WILLOW TRAIL
BOSQUE FARMS NM 87068


LARRY SCHULTZ                                RRRI0514                         CO              100
2910 ROBERTSON
ABILENE TX 79606


PATRICK L SCHULTZ                            RRRI0551                         CO              100
4104-A 35TH ST
LUBBOCK TX 79413


PAM SCHULTZ                                  RRRI0555                         CO              100
273 CR 287
MERKEL TX 79536


TRACIE SCHULTZ                               RRRI0523                         CO              100
3157 MELINA LANE
ABILENE TX 79603


RAY SCHULZE                                  RRRI0450                         CO              100
1200 SCHARBAUER #9
MIDLAND TX


DONNA SCHUMAN                                RRRI0122                         CO               50
P.O. BOX 47
601 N ACCESS RD
TYE TX 79563


ROGER SCHUMAN                                RRRI0135                         CO               50
601 N ACCESS RD
TYE TX 79563


CHERYL SCOTT                                 RRRI0141                         CO               50
2628 YAMPARIKA
VERNON TX 76384


KEVIN D SEASE                                RRRI0064                         CO              100
4441 BLUE ROYAL
LAS VEGAS NV 89130

R & R Resources, Inc.                        SHAREHOLDER LIST                      PAGE: 39
                                             AS OF 02/20/98                        FORM: 10A
                                                                                   DATE: 02/20/98
                                                                                   TIME: 15:39:15



REGISTRATION                                 ACCOUNT NO.      TAXPAYER ID     SERIES    SHARES
----------------------------------------     ------------     -----------     ------    ---------
GAYLAND SEATON                               RRRI0199                         CO               50
545 SOUTH HWY 83/84
ABILENE TX 79606


CHAIM A SEGAL                                RRRI0562                         CO            1,000
4125 WHEATSTONE
LAS VEGAS NV 89129


DANIEL M SHAFFER                             RRRI0278                         CO              100
16620 JOHNSON ROAD
BAKERSFIELD CA 93312


PHIL SIEVERS                                 RRRI0092                         CO               50
BOX 37
CASCADE ID 83611


MARCO SILVERSTRE                             RRRI0298                         CO              100
12620 WASHINGTON BLVD.
LOS ANGELES CA 90066


DON SINGH                                    RRRI0078                         CO              100
420 N NELLIS #131
LAS VEGAS NV 89110


GERI SINGH                                   RRRI0053                         CO              100
4337 VEGAS VALLEY
LAS VEGAS NV 89121


JULEE SINGH                                  RRRI0022                         CO          138,000
420 NORTH NELLIS #131
LAS VEGAS NV 89110


KISHAN SINGH                                 RRRI0063                         CO              100
4337 VEGAS VALLEY
LAS VEGAS NV 89121


NATHAN SINGH                                 RRRI0071                         CO              100
6429 ROSEMOUNT
LAS VEGAS NV 89115


AUDREY SMITH                                 RRRI0040                         CO              100
7809 PAPER FLOWER
LAS VEGAS NV 89134


BRIAN SMITH                                  RRRI0327                         CO              100
3722 CALLE JAZMIN
CALABASAS PARK CA 91302

R & R Resources, Inc.                        SHAREHOLDER LIST                      PAGE: 40
                                             AS OF 02/20/98                        FORM: 10A
                                                                                   DATE: 02/20/98
                                                                                   TIME: 15:39:15



REGISTRATION                                 ACCOUNT NO.      TAXPAYER ID     SERIES    SHARES
----------------------------------------     ------------     -----------     ------    ---------
DAVID SMITH                                  RRRI0448                         CO              100
4810 COUNTY RD 497
ANSON TX 79501


DILA SMITH                                   RRRI0328                         CO              100
3722 CALLE JAZMIN
CALABASAS PARK CA 91302


DONNA SMITH                                  RRRI0325                         CO              100
16830 ESCALON DR
ENCINO CA 91436


GAIL SMITH                                   RRRI0459                         CO              100
P.O. BOX 3683
ABILENE TX 79604


JAMES SMITH                                  RRRI0452                         CO              100
P.O. BOX 266
TYE TX 79563


JENNIFER SMITH                               RRRI0477                         CO              100
2252 5TH AVE
FORT WORTH TX 76110


DR KENNETH SMITH                             RRRI0406                         CO              100
3883 TURTLE CREEK BLVD #1904
DALLAS TX 75219


NOLAN WAYNE SMITH                            RRRI0501                         CO           10,000


RALPH SMITH                                  RRRI0326                         CO              100
16830 ESCALON DR
ENCINO CA 91436


DAN SNOW                                     RRRI0385                         CO              100
P.O. BOX 1592
NEW YORK NY 10025


CATHY SOUERS                                 RRRI0002                         CO          230,000
1004 CORAL ISLE
LAS VEGAS NV 89108


GEORGE SPARKS                                RRRI0527                         CO              100
105 FARADAY ST
HYDE PARK MA 02170


JOHN SPENSER                                 RRRI0383                         CO              100
P.O. BOX 90012
LONG BEACH CA 90809

R & R Resources, Inc.                        SHAREHOLDER LIST                      PAGE: 41
                                             AS OF 02/20/98                        FORM: 10A
                                                                                   DATE: 02/20/98
                                                                                   TIME: 15:39:15



REGISTRATION                                 ACCOUNT NO.      TAXPAYER ID     SERIES    SHARES
----------------------------------------     ------------     -----------     ------    ---------
EDWARD V STAMBRO                             RRRI0031                         CO           13,035
3388 SENECA DR
LAS VEGAS NV 89109


KATHY ST ANDRE                               RRRI0137                         CO               50
7911 WILLOWICK DR
SPRING TX 77389


KATRINA ST ANDRE                             RRRI0139                         CO               50
7911 WILLOWICK DR
SPRING TX 77389


RON STEVENS                                  RRRI0550                         CO              100
1509 ELMWOOD DR
ABILENE TX 79605


TERESA STOCKMAN                              RRRI0552                         CO              100
1301 S PIONEER
ABILENE TX 79605


RICK STOCKMAN                                RRRI0556                         CO              100
P.O. BOX 385
ABILENE TX 79604


ROSALIND STROOPE                             RRRI0547                         CO              100
1008 W 11TH ST
CISCO TX 76437


PEARL LEOTA STUCHBERRY                       RRRI0428                         CO              100
511 WAST MALL #709
ETOBICOLE, ONTARIO, CANADA


KIRK SUMMERS                                 RRRI0558                         CO              100
1126 S LASALLE
ABILENE TX 79605


VICTORIA L SUMMERS                           RRRI0113                         CO              100
P.O. BOX 6232
ABILENE TX 79608


TIM TOPKINS                                  RRRI0438                         CO              100
2557 OVER STREET
ABILENE TX 79605


JANEINE TRASTER                              RRRI0058                         CO              100
3675 SAN ANTONIO
LAS VEGAS NV 89115

R & R Resources, Inc.                        SHAREHOLDER LIST                      PAGE: 42
                                             AS OF 02/20/98                        FORM: 10A
                                                                                   DATE: 02/20/98
                                                                                   TIME: 15:39:15



REGISTRATION                                 ACCOUNT NO.      TAXPAYER ID     SERIES    SHARES
----------------------------------------     ------------     -----------     ------    ---------
AMY TREMBLY                                  RRRI0279                         CO              100
34237 HWY 550 #100
DURANGO CO 81301


BRAD TURNER                                  RRRI0311                         CO              100
171 PIER AVE. #449
SANTA MONICA CA 90405


DAVID TURNER                                 RRRI0314                         CO              100
171 PIER AVE #449
SANTA MONICA CA 90405


FRED TURNER                                  RRRI0083                         CO               50
P.O. BOX C
COUNCIL ID 83612


JULIE TURNER                                 RRRI0313                         CO              100
171 PIER AVE #449
SANTA MONICA CA 90405


RICHARD TURNER                               RRRI0312                         CO              100
171 PIER AVE #449
SANTA MONICA CA 90405


MICHAEL D VALCEANU                           RRRI0201                         CO              100
4143 VIA MARINE #320-8
MARINA DEL REY CA 90292


KELLY A VALCEANU                             RRRI0203                         CO              100
4143 VIA MARINE #320-8
MARINA DEL REY CA 90292


JOHN VALCEANU                                RRRI0204                         CO              100
4143 VIA MARINA #320-8
MARINA DEL REY CA 90292


JOHN VANOVER                                 RRRI0412                         CO              100
1705 BLUE MOUNTAIN
LAS VEGAS NV 89108


ROBERT L VELEZ                               RRRI0430                         CO              100
902 PEACH
ABILENE TX 79602


LISA VELLEKAMP                               RRRI0045                         CO               50
P.O. BOX 6010
MURFREESBORO TN 37133

R & R Resources, Inc.                        SHAREHOLDER LIST                      PAGE: 43
                                             AS OF 02/20/98                        FORM: 10A
                                                                                   DATE: 02/20/98
                                                                                   TIME: 15:39:15



REGISTRATION                                 ACCOUNT NO.      TAXPAYER ID     SERIES    SHARES
----------------------------------------     ------------     -----------     ------    ---------
SHEILA VIEHMANN                              RRRI0218                         CO              100
7345 BRACKENWOOD DR
INDIANAPOLIS IN 46260


F JOSEPH VIEHMANN                            RRRI0219                         CO              100
7345 BRACKENWOOD DR
INDIANAPOLIS IN 46260


KRISTIN J VOGELSANG                          RRRI0280                         CO              100
2627 GEORGETOWN ROAD
BALTIMORE MD 21230


MICHAEL VOGELSANG                            RRRI0281                         CO              100
2627 GEORGETOWN ROAD
BALTIMORE MD 21230


GENIE VOGLER                                 RRRI0160                         CO               50
1009 PINE
GEORGETOWN TX 78626


MIKE VOGLER                                  RRRI0161                         CO               50
1009 PINE
GEORGETOWN TX 78626


AMY WALDEN                                   RRRI0163                         CO               50
1429 BREAKER LANE
AUSTIN TX 78758


JC WALDEN                                    RRRI0170                         CO               50
116 BLAIR ST
ABILENE TX 37087


KELLI WALDEN                                 RRRI0162                         CO              100
1429 BREAKER LANE
AUSTIN TX 78758


MADISON WALDEN                               RRRI0164                         CO               50
1429 BREAKER LANE
AUSTIN TX 78758


GLENDA WALKER                                RRRI0173                         CO               50
4371 PEARL
MARIANNA FL 32448


CHRISTOPHER A WARD                           RRRI0282                         CO              100
17 RASBERRY
DURANGO CO 81301

R & R Resources, Inc.                        SHAREHOLDER LIST                      PAGE: 44
                                             AS OF 02/20/98                        FORM: 10A
                                                                                   DATE: 02/20/98
                                                                                   TIME: 15:39:15



REGISTRATION                                 ACCOUNT NO.      TAXPAYER ID     SERIES    SHARES
----------------------------------------     ------------     -----------     ------    ---------
KIMBERLY A WARD                              RRRI0283                         CO              100
17 RASBERRY
DURANGO CO 813001


RONI WARREN                                  RRRI0082                         CO               50
2215 HACKBERRY DRIVE
COUNCIL ID 83612


KENNETH C WATSON                             RRRI0062                         CO              100
4313 VEGAS VALLEY
LAS VEGAS NV 89121


KIMBER WATSON                                RRRI0065                         CO              100
4313 VEGAS VALLEY
LAS VEGAS NV 89121


ROBIN WEAST                                  RRRI0009                         CO          126,800
2104 REAGAN BLVD.
CARROLLTON TX 75006


HOWARD WELLS                                 RRRI0445                         CO              100
1934 INDUSTRIAL STE A
ABILENE TX 79602


HEIDI A WELNIAK                              RRRI0005                         CO          115,000
1476 LIVING DESERT DRIVE
#79
LAS VEGAS NV 89119


DAVID WENS                                   RRRI0095                         CO              100
926 GRAYS CREEK RD
INDIAN VALLEY ID 83620


JEANINE WHARTON                              RRRI0114                         CO              100
485A FM 2404
ABILENE TX 79603


RICHARD WHARTON                              RRRI0112                         CO              100
1242 N 19TH STREET
ABILENE TX 79601


MIKE WHEELER                                 RRRI0387                         CO              100
1699 SOUTH FIRST STREET
ABILENE TX 79602


RUTH ANN WHEELER                             RRRI0391                         CO              100
2534 WOODRIDGE
ABILENE TX 79605


R & R Resources, Inc.                        SHAREHOLDER LIST                      PAGE: 45
                                             AS OF 02/20/98                        FORM: 10A
                                                                                   DATE: 02/20/98
                                                                                   TIME: 15:39:15



REGISTRATION                                 ACCOUNT NO.      TAXPAYER ID     SERIES    SHARES
----------------------------------------     ------------     -----------     ------    ---------
TAMMY JO WHITMORE                            RRRI0075                         CO              100
1029 EASTRIDGE WAY
LAS VEGAS NV 89110


MARK WHITVER                                 RRRI0446                         CO              100
9330 LBJ
ABRAMS BANK BUILDING STE. 900
DALLAS TX 75243


BILLY BOB WILLIAMS                           RRRI0505                         CO           10,000


JAMES A WILSON                               RRRI0056                         CO              100
P.O. BOX 6546
PAHRUMP NV 89041


LIZABETH WILSON                              RRRI0068                         CO              100
4320 GARNET CIRCLE #119
LAS VEGAS NV 89103


MITCH WILSON                                 RRRI0429                         CO              100
1334 POPLAR
ABILENE TX 79602


DANE WITHERSPOON                             RRRI0427                         CO              100
973 ADAMS
DENVER CO 80206


DON WITHERSPOON                              RRRI0434                         CO              100
1531 S HWY 121 APT 1511
LEWISVILLE TX 75067


GEOFF WOLF                                   RRRI0285                         CO              100
2711 COLORADO AVE
DURANGO CO 81301


HERV WOLFMAN                                 RRRI0284                         CO              100
204 AIRLAND DR
PALM SPRINGS CA 92262


MAX WOLVERTON                                RRRI0424                         CO              100
1105 MURRELL AVE
BALLINGER TX 76821


STEVE WORKMAN                                RRRI0465                         CO              100
80 RICHMOND HILL RD STE. 223-4B
STATEN ISLAND NY 10314


RAYMOND B WRIGHT                             RRRI0464                         CO              100
BOX 153
MILES TX 76861

R & R Resources, Inc.                        SHAREHOLDER LIST                      PAGE: 46
                                             AS OF 02/20/98                        FORM: 10A
                                                                                   DATE: 02/20/98
                                                                                   TIME: 15:39:15



REGISTRATION                                 ACCOUNT NO.      TAXPAYER ID     SERIES    SHARES
----------------------------------------     ------------     -----------     ------    ---------
MISTY WRISTEN                                RRRI0145                         CO               50
310 CR 319
ABILENE TX 79605


ALVIN YANTIS                                 RRRI0096                         CO              100
2235 MIDDLE FORK ROAD
COUNCIL ID 83612


CHRIS YORK                                   RRRI0479                         CO              100
107 W CHERRY
OLNEY TX 76374


DAVID YOST                                   RRRI0090                         CO              100
P.O. BOX 159
COUNCIL ID 83612


JOHN YOUNG                                   RRRI0454                         CO              100
1108 WEST 39TH AVE
VANCOUVER, B.C.
CANADA, VGM158


MICHAEL YOUNG                                RRRI0481                         CO              100
3005 GLENHAVEN RD
PLANO TX 75023


ZENAC GROUP INC                              RRRI0567                         CO            1,300
1700 E DESERT INN #100
LAS VEGAS NV 89109


JOHN ZENIECOLIS                              RRRI0111                         CO              100
5 MERIGOLD LANE
LAKEVILLE MA 02347


TIM ZINK                                     RRRI0286                         CO              100
485 FLORIDA RD #16
DURANGO CO 81301


JEFF ZOLDOS                                  RRRI0221                         CO              100
1401 DOVE STREET #350
NEWPORT BEACH CA 92660

R & R Resources, Inc.                        SHAREHOLDER LIST                      PAGE: 47
                                             AS OF 02/20/98                        FORM: 10A
                                                                                   DATE: 02/20/98
                                                                                   TIME: 15:39:15



REPORT SELECTION CRITERIA
--------------------------------------------------
CLASS        : Common
SERIES       : CO
MIN. SHARES  : 1

STATE        : All
ENTITY       : All



COMMON SERIES CO       SHARES         SHAREHOLDERS
                       ----------     ------------
This Criteria           7,095,230              565
All Other                       0                0
                       ----------     ------------
TOTALS                  7,095,230              565

ITEM 11.       DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

        As of the date of this filing, the Company had 7,095,230 Common Shares outstanding (par value $0.001).

        The Company's Articles of Incorporation are contained in Exhibit "I", which authorizes the issuance of up to 50,000,000 shares of the Company's Common stock at a par value of $0.001. Holders of shares of the Common Stock are entitled to one vote for each share on all matters to be voted on by the Stockholders. Holders of shares of Common Stock have no cumulative voting rights. Holders of shares of Common Stock are entitled to share readily in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion, from funds legally available.

        In the event of liquidation, dissolution or winding up of the Company, the Holders of shares of Common Stock are entitled to share "pro rata" in all assets remaining after payment in full of all liabilities. Holders of Common Stock have no preemptive rights to purchase the Company's Common Stock. All of the outstanding shares of Common Stock are fully paid and non-assessable.

ITEM 12.       INDEMNIFICATION OF DIRECTORS AND OFFICERS

        The Articles of Incorporation of the Company provide for indemnification of the Company's Officers and Directors for liabilities arising due to certain acts performed on behalf of the Company. Insofar as indemnification for liabilities arising under the Securities Act of 1934 may be imputed to the Directors, Officers of persons controlling the Company (of which there are none at the date of this filing), the Company understands that it is the position of the Securities and Exchange Commission, that such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

ITEM 13.     FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

        13-a. Annual Audited Financial Statement of R&R Resources, Inc. is contained in Exhibit "A".

        13-b. Audited Financial Statement of the Predecessor Company - Greyhawk Stained Glass, Inc. - from inception to August 15, 1997 is contained in Exhibit "D".

        13-c. It is the Company's understanding that this filing is being made in less than 135 days after the Company's audit for December 31, 1997; and that in such case the Securities and Exchange Commission does not require a reviewed or audited interim financial statement. Since that audit, the Company has reviewed proposals, but not taken any action that would be considered a material event. The Company's well operations are operating in a similar manner as last reported for the December 31, 1997 audit.

        13-d. Audited Financial Statements of Paint Rock, Inc. for the year ended August 31, 1997 is contained in Exhibit "L".

ITEM 14.       CHANGES IN AND DISAGREMENTS WITH ACCOUNTANTS ON
               ACCOUNTING AND FINANCIAL DISCLOSURE

        None.

ITEM 15.     FINANCIAL STATEMENTS AND EXHIBITS

        15-a. Audited Financial Statements for Paint Rock Energy, Inc., year ended August 31, 1997; Exhibit "L".

        15-b. Audited Financial Statements for R&R Resources, Inc., from inception to December 31, 1997; Exhibit "A".

        15-c. Audited Financial Statements for Greyhawk Stained Glass, Inc., from inception to August 15, 1997; Exhibit "D".

        15-d.  Articles of Incorporation;  Exhibit "I".

        15-e.  Articles of Amendments; Exhibit "J".

        15-f.  By-laws; Exhibit "K".

LIST OF EXHIBITS:

"A"     R&R Resources, Inc. audit, December 31, 1997

"B"     Form "D" for Greyhawk Exempt Offering of Common Stock

"C"     Original Prospectus for Offering of Greyhawk Common Stock

"D"     Greyhawk audit, August 15, 1997

"E"     Summary of Appraisals

"F"     Agreement between R&R Resources, Inc. and Pilares Oil and Gas, Inc.

"G" Special Meeting of November 21, 1997 regarding Agreement between R&R Resources, Inc. and Pilares Oil and Gas, Inc.

"H"     Historical Stock Quotes

"I"     Articles of Incorporation

"J"     Articles of Amendments

"K"     By-Laws

"L"     Paint Rock, Inc. audit, August 31, 1997

                                   SIGNATURES



In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          R&R Resources, Inc.


                                          By: /S/ WILLIAM D. BATTS
                                          --------------------------
DATE: February 23, 1998                   William D. Batts
                                          President and Director


       SIGNATURE                        TITLE                      DATE
       ---------                        -----                      ----
/S/ WILLIAM D. BATTS                President/Director         February 23, 1998
------------------------------
William D. Batts

/S/ NORMA G.E. ELTRINGHAM           Secretary/Treasurer/       February 25, 1998
------------------------------      Director
Norma G.E. Eltringham

/S/ THOMAS PHILLIP (Phil) Page      Director                   February 26, 1998
------------------------------
Thomas Phillip (Phil) Page

/S/ STEPHEN EWING                   Director                   February 23, 1998
------------------------------
Stephen Ewing

/S/ WELDON E. KEEL                  Director                   February 20, 1998
------------------------------
Weldon E. Keel

/S/ WAYNE SMITH                     Director                   February 20, 1998
------------------------------
Wayne Smith

/S/ BILLY BOB WILLIAMS              Director                   February 21, 1998
------------------------------
Billy Bob Williams
